UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha SANWADO
(Name of Subject Company)

SANWADO corp.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

DCM Holdings Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Katsuhiro Nakamura SANWADO corp. 69-1 Ishie-Miyoshi, Aomori City 038-0003, Japan (Telephone +81-17-782-3200)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	See Exhibits.

(b)	Not applicable.

Item 2. Informational Legends

Included in the previously submitted document Exhibit 1 and the document attached hereto as Exhibit 2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Form F-X previously filed with the Commission on April 10, 2015.

(2)	Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice of Execution of a Share Exchange Agreement to Privatize Sanwado Corp. as a Wholly Owned Subsidiary of DCM Holdings Co., Ltd. through a Simplified Share Exchange*
2	Notice of the 43rd Ordinary General Shareholders’ Meeting

*Previously submitted on Form CB on April 10, 2015

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Toshihiro Hisada
(Signature)

Toshihiro Hisada
Representative Director
DCM Holdings Co., Ltd.
(Name and Title)

May 1, 2015
(Date)

4

EXHIBIT 2

Notice of the 43rd Ordinary General Shareholders’ Meeting

To shareholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Securities code: 7430

April 30, 2015
To All Shareholders

69-1 Miyoshi, Ishie Aza, Oaza, Aomori-shi, Aomori Prefecture

Sanwado Corporation

Katsuhiro Nakamura, Representative Director & President

Notice of the 43rd Ordinary General Shareholders’ Meeting

Dear Ladies and Gentlemen,

Thank you for your continued support.

We invite you to attend the 43rd ordinary general shareholders’ meeting that will be held as described below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. Please carefully review the general shareholders’ meeting reference materials included below, indicate your vote on the enclosed Voting Rights Form, and return it to us to be received by May 14, 2015 (Thursday) at 6:00 pm.

Sincerely yours.

Particulars

1. Date and time	May 15, 2015 (Friday) at 10:00 am

2. Place
69-1 Miyoshi, Ishie Aza, Oaza, Aomori-shi, Aomori Prefecture
Sanwado Head Office, 2nd floor conference room
(Please see the instructions given at the end of this document for details of the meeting location.)

3. Purposes of the Meeting

Reporting Matters
1. To provide the business report, consolidated financial statements, and the auditors and board of auditors’ reports on the consolidated financial statements for the 43rd business year (February 21, 2014 - February 20, 2015)

2. To report on the financial statements for the 43rd business year (February 21, 2014 - February 20, 2015)

Resolutions

Agenda item 1: Disposition of surplus funds

Agenda item 2: Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd.

Agenda item 3: Election of five directors

Agenda item 4: Appointment of one auditor

Agenda item 5: Payment of directors' bonuses

Please be sure to hand in the enclosed Voting Rights Form at the registration desk when you attend on the day of the meeting.

If any amendments are made to the business report, the financial statements, the consolidated financial statements, or the general shareholders’ meeting reference materials mentioned in this convocation notice, the changes will be notified on Sanwado’s website (http://www.sanwado.com).

To All Shareholders

　(Attachments)
Business Report

(February 21, 2014 - February 20, 2015)

1. Current Condition of the Corporate Group

(1) Business developments and results

The Japanese economy continued to see a weakening yen and rising share prices buoyed by fiscal and monetary stimulus programs implemented by the government and the Bank of Japan (BOJ) as well as by lower oil prices during the consolidated accounting period (February 21, 2014 - February 20, 2015). Results and hiring conditions improved primarily for export-oriented companies, and the economy continued trending toward a recovery. But there are also downside risks for the domestic economy. There is a protracted slump in personal consumption owing to the increase in the consumption tax, and the consumer mindset continues to deteriorate because of the inflated prices of imported raw materials stemming from the rapid depreciation of the yen and the attendant increase in the price of goods. It is difficult to see exactly where the economy is headed.

In this economic environment, the corporate group has made several efforts to improve sales, including early roll-outs of new, everyday merchandise and seasonal merchandise (bicycles, gardening supplies, etc.), securing inventory for merchandise in high demand, and accumulating, and combination selling of merchandise as operational measures to accommodate last-minute demand before the next increase in the consumption tax rate. The group has also been displaying its gardening and do-it-yourself products with a focus on female customers, with product releases emphasizing user-friendly features. It has introduced region-specific merchandise and reviewed staple products as a measure to reinforce its hardware supply stores. It has also sought to improve convenience through such initiatives as the use of supervisors to create a sales floor that is easy for customers to navigate, that is changed to match the seasons, and that reflects customers’ feedback.

 These efforts led to strong sales in the areas of appliances, brand goods, and other high-value merchandise that experienced last-minute consumer demand, as well as bulk buying of daily necessities and consumable goods, etc. However, sales results changed abruptly after the tax hike. Although the above-mentioned measures produced a certain amount of results, the tax-hike-related downturn was greater than anticipated and has been protracted. Furthermore, bad weather across the seasons forced the group into a tough battle mainly in the area of high-value merchandise. Sales dropped in the home center segment, which is focused on seasonal merchandise, for air conditioning goods, paint, horticultural soil, pesticides, leisure goods, and other summer merchandise due to low summer-time temperatures and a prolonged rainy season.

Business developments and results

Then in winter, snow accumulations and lingering warm temperatures caused a sharp drop in sales for heating goods and studless tires, etc. Sales of snow blowers, snow removal goods, and other winter merchandise, which temporarily spiked due to heavy snowfall mainly in the Tsugaru region, also fell short of plan as the snowfall tapered off sooner than expected. Food segment product offerings have been improved, and sales in that area were strong. Brand awareness of commercial supermarkets developed in the Hokkaido region increased, leading to an increase in sales, but this was not enough to cover the drop-off experienced by the home center segment. In regard to corporate finances, utilities bills and depreciation expenses increased due to introduction of additional freezing and refrigeration equipment, and human resource costs also increased with the hiring of more personnel in the food segment.

　In light of the foregoing, the results for this consolidated accounting period were as follows: net sales were 30.814 billion yen (−2.5% compared to the previous year), operating income was 340 million yen (−47.4% compared to the previous year), and ordinary income was 423 million yen (−39.7% compared to the previous year). Extraordinary income of 118 million yen was recognized on a gain on sale of investment securities, however an extraordinary loss of 288 million yen was also recognized as an impairment loss regarding some commercial property, so the net income for this period was 53 million yen (−89.1% compared to the previous year).

　　A breakdown of the sales results by division follows for the consolidated accounting period.

Business area	Consolidated accounting period (February 21, 2014 - February 20, 2015)
	Net sales (in thousand yen)	Compared to previous consolidated accounting period (%)
Living	8,407,418	92.8
Food	10,887,897	106.2
DIY & Green	6,095,832	92.1
Car & Leisure	3,679,549	93.0
Miscellaneous	1,743,592	100.9
Total	30,814,291	97.5

Note: Consumption tax, etc. is not included in the above amounts.

Business developments and results

(2) Capital investment

　The total amount of corporate group capital investment in this consolidated accounting period was 97 million yen, and the major investments were as follows.

Acquisition of leased property to replace air conditioning equipment at the Mutsu Store and seven other stores.

(3) Fund raising

　None.

(4) Business transfers, absorption-type company splits, or incorporation-type company splits

　None.

(5) Receiving transfers of other companies’ businesses

　None.

(6) Succession of rights and duties regarding other companies’ businesses through absorption-type mergers or absorption-type company splits

　None.

Capital investment, Fund raising, Business transfers, absorption-type company splits, or incorporation-type company splits, Receiving transfers of other companies’ businesses, Succession of rights and duties regarding other companies’ businesses through absorption-type mergers or absorption-type company splits

(7) Acquisition or disposal of other companies’ shares, interests, or share options, etc.

　None.

(8) Assets and income

①	Assets and income of the corporate group
By business year	40th business period February 21, 2011 -	41st business period February 21, 2012 -	42nd business period February 21, 2013 -	43rd business period February 21, 2014 -
Accounting items	February 20, 2012	February 20, 2013	February 20, 2014	February 20, 2015
Net sales (thousands of yen)	30,766,917	31,180,557	31,615,734	30,814,291
Ordinary income (thousands of yen)	871,734	973,190	701,574	423,313
Net income (thousands of yen)	248,409	523,269	494,088	53,950
Net income per share (yen)	47.05	99.11	93.59	10.22
Total assets (thousands of yen)	17,502,926	17,104,631	17,899,171	17,496,450
Net assets (thousands of yen)	4,663,120	5,251,459	5,757,921	5,820,437
Net assets per share (yen)	883.26	994.69	1,090.62	1,102.47

②	Assets and income of the company
By business year	40th business period February 21, 2011 -	41st business period February 21, 2012 -	42nd business period February 21, 2013 -	43rd business period February 21, 2014 -
Accounting items	February 20, 2012	February 20, 2013	February 20, 2014	February 20, 2015
Net sales (thousands of yen)	28,575,062	28,870,785	29,239,002	28,473,098
Ordinary income (thousands of yen)	794,353	889,082	606,856	362,081
Net income (thousands of yen)	203,805	477,785	446,446	19,999
Net income per share (yen)	38.60	90.50	84.56	3.79
Total assets (thousands of yen)	16,509,479	16,105,866	16,690,372	16,364,516
Net assets (thousands of yen)	4,292,562	4,835,417	5,294,236	5,349,319
Net assets per share (yen)	813.07	915.89	1,002.80	1,013.23

Acquisition or disposal of other companies’ shares, interests, or share options, etc., Assets and profits and losses

(9) Parent company and important subsidiaries

①	Parent company

            None.

②	Important subsidiaries
Company name	Capital stock	Sanwado’s proportion of voting rights	Main business
Sanwa Parts Co., Ltd.	10 million yen	100%	Wholesale distributor of auto parts and accessories
World Jumbo Co., Ltd.	10 million yen	100%	Auto goods specialty stores

(10) Challenges going forward

　As for the outlook for the domestic economy, Sanwado believes that the weakening yen and rising share prices will continue against the backdrop of the fiscal and monetary stimulus programs implemented by the government, that it seems there will be an improvement in the domestic economy centering on export-oriented companies, that the downturn in last-minute demand before the consumption tax hike at the end of March last year will end in March this year, and that there are signs of recovery even in the retail sector.

However, Sanwado expects an ever-greater intensification of, and ongoing difficulties in, competition across various business sectors in regional Japan because of the aging population and diminishing number of children, as well as the population drain to urban centers.

　In light of these circumstances, the corporate group will implement the following initiatives to deal with current challenges based on the group’s mid- to long-term business strategy.

(1) Food segment differentiation

　Sanwado will work to revamp the food segment and differentiate it from the competition. It will launch pricing and product line-ups focused on distinctive merchandise in commercial supermarkets, including frozen and refrigerated food that is relatively unique, and will move ahead with measures to differentiate itself from the competition revolving around commercial supermarkets.

(2) Stimulation of the home center segment

　Sanwado will work to reevaluate and stimulate the home center segment, which has been suffering a decline in consumer durable goods due to the effects of the last-minute demand associated with the consumption tax hike and bad weather. Sanwado will change its sales floors, merchandise, and displays primarily in hardware supply stores to communicate the benefits of value-added merchandise to customers, including by using volume displays to boost sales of consumable building and agricultural material merchandise, reduced work hours, and less labor-intensive work. Sanwado will simultaneously implement changes to make the merchandise in the home center segment more accessible to the many female and senior customers who purchase merchandise in the food segment, such as by lowering the height of fixtures and increasing the number of displays, to extend the customer appeal of the food segment into the home center segment.

Parent company and important subsidiaries, Challenges going forward

(3) Enhancement of services delivering safety and peace of mind

　Continuing on from the previous business year, Sanwado will continue to increase qualified personnel, such as car mechanics, bicycle technicians, and DIY and green advisors. Sanwado will also work to raise pit worker skill levels and increase personnel in order to improve car pit operations, which sets Sanwado apart from the competition. It will provide services that female and senior customers can always safely rely on with peace of mind. Furthermore, Sanwado will respond to the aging population trend by expanding its delivery services, and merchandise that eases the inconveniences of every-day life, and offering consultation services in specialized fields, including health and nursing care merchandise, etc., and will design stores that customers can trust.

(4)  Further gross margin rate improvements and inventory reductions

　While gross margin rate declines can be expected due to the increased sales composition ratio in the food segment, Sanwado aims to improve the gross margin rate of the food segment by expanding distinctive product line-ups at commercial supermarkets. In the case of home center merchandise, Sanwado is also aiming for early introduction and roll out of seasonal merchandise, new merchandise, and trendy merchandise. It is endeavoring to cut inventory, limit unnecessary price reductions, and improve the overall gross margin rate. Furthermore, Sanwado is continuing to promote lower costs through enhanced relationships with manufacturers and vendors.

(5) Achieving low-cost operations

　Sanwado is endeavoring to cut back on electricity consumption in order to limit rising electricity charges from the new refrigeration and freezing equipment that it installed to bolster the food segment and power price increases. To this end, it will install a demand control system to help visualize the amount of electricity being used, negotiate a base rate discount, and install equipment to promote energy savings in existing electrical equipment and improve efficiency. In addition, Sanwado expects that leaflets will gradually lose their effectiveness as newspaper subscription rates fall each year, so it is reducing the frequency and volume of leaflets to save money. Furthermore, since the personnel increase made to strengthen the food segment is stabilizing, Sanwado will further improve work schedule precision and work efficiency, reduce unnecessary overtime work, and limit rising human resource costs.

Parent company and important subsidiaries, Challenges going forward

(11) Main lines of business of the corporate group (as of February 20, 2015)
Business area	Line of business
Living	Appliances, sundries, brand name products, seasonal or event goods, household goods, clothing and accessories, stationery, interior furnishings, shoes, toys, 100 yen shop, tobacco products, drugs
Food	Food, commercial supermarkets, fresh produce, alcohol
DIY & Green	DIY tools, exterior goods, remodeling supplies, gardening supplies, pet supplies
Car & Leisure	Auto goods, fishing tackle, sports and leisure goods, bicycles
Miscellaneous	Tenants, rental cars, auto parts wholesaling

Corporate group main lines of business

(12) Main stores of the corporate group (as of February 20, 2015)

[Sanwado Corporation] Home center and other retail business
Name of business site	Location	Name of business site	Location
Head office	Aomori-shi, Aomori Prefecture	Kita Hiroshima Store	Hokkaido Kita Hiroshima Store
Aomori Chuo Store	Aomori-shi, Aomori Prefecture	Noboribetsu Store	Noboribetsu-shi, Hokkaido
Aomori Higashi Bypass Store	Aomori-shi, Aomori Prefecture	Sunagawa Store	Sunagawa-shi, Hokkaido
Aomori Minami Store	Aomori-shi, Aomori Prefecture	Fukagawa Store	Fukagawa-shi, Hokkaido
Mutsu Store	Mutsu-shi, Aomori Prefecture	Dream Sanwado Kamiiso Store	Hokuto-shi, Hokkaido
Hirosaki Katada Store	Hirosaki-shi, Aomori Prefecture	Hondori Store	Hakodate-shi, Hokkaido
Hirosaki Joto Store	Hirosaki-shi, Aomori Prefecture	Yakumo Store	Yakumo-cho, Futami-gun, Hokkaido
The Sanwa Hirosaki Hinoguchi Store	Hirosaki-shi, Aomori Prefecture	Commercial Supermarket Namioka Store	Aomori-shi, Aomori Prefecture
Kuroishi Store	Kuroishi-shi, Aomori Prefecture	Joshin Sanwado Aomori Chuo Store	Aomori-shi, Aomori Prefecture
The Sanwa Kashiwa Store	Tsugaru-shi, Aomori Prefecture	Auto House CAL Aomori Chuo Store	Aomori-shi, Aomori Prefecture
Hasshoku Store	Hachinohe-shi, Aomori Prefecture	Auto House CAL Hirosaki Joto Store	Hirosaki-shi, Aomori Prefecture
Hachinohe Niida Store	Hachinohe-shi, Aomori Prefecture	Auto House CAL Towada Store	Towada-shi, Aomori Prefecture
Towada Store	Towada-shi, Aomori Prefecture	BAL Aomori Chuo Store	Aomori-shi, Aomori Prefecture
Shimoda Store	Oirase-cho, Kamikita-gun, Aomori Prefecture	BAL Hirosaki Joto Store	Hirosaki-shi, Aomori Prefecture
Odate Store	Odate-shi, Akita Prefecture	Up Garage Aomori West Bypass Store	Aomori-shi, Aomori Prefecture
Shinhassamu Store	Teine-ku, Sapporo-shi, Hokkaido	Up Garage Hachinohe Store	Hachinohe-shi, Aomori Prefecture
Shindo Store	Higashi-ku, Sapporo-shi, Hokkaido	Oil Boy Aomori Chuo Store	Aomori-shi, Aomori Prefecture

[Sanwa Parts Co., Ltd.] Auto goods, parts wholesaling
Name of business site	Location	Name of business site	Location
Head office	Aomori-shi, Aomori Prefecture	Sakaemachi Store	Aomori-shi, Aomori Prefecture
Kuroishi Store	Kuroishi-shi, Aomori Prefecture	Seibu Store	Aomori-shi, Aomori Prefecture

Main stores of the corporate group, Employees

[World Jumbo Co., Ltd.] Auto goods retail specialty stores
Name of business site	Location	Name of business site	Location
Head office	Aomori-shi, Aomori Prefecture	Yellow Hat Goshogawara Store	Goshogawara-shi, Aomori Prefecture
Yellow Hat Aomori Tsutsui Store	Aomori-shi, Aomori Prefecture	Yellow Hat Towada Store	Towada-shi, Aomori Prefecture
Yellow Hat Aomori Tsukuda Store	Aomori-shi, Aomori Prefecture	Yellow Hat Hachinohe Store	Hachinohe-shi, Aomori Prefecture
Yellow Hat Aomori Nishi Store	Aomori-shi, Aomori Prefecture	Yellow Hat Hachinohe Kita Store	Hachinohe-shi, Aomori Prefecture
Yellow Hat Hirosaki Store	Hirosaki-shi, Aomori Prefecture	Yellow Hat Mutsu Store	Mutsu-shi, Aomori Prefecture
Yellow Hat Misawa Store	Misawa-shi, Aomori Prefecture

(13) Employees (as of February 20, 2015)

(1) Employees of the corporate group
Number of employees	Change over previous consolidated accounting period
305 (676) employees	Decrease of 7 employees (increase of 28 employees)
Note: The number of employees represents the number of people working full time, and the average number (calculated based on 8 hours) of part-time workers and temporary staff in addition thereto is indicated in parentheses.

(2) Sanwado employees
Number of employees	Change over previous business year	Average age	Average years of service
259 (622) employees	Decrease of 8 employees (increase of 26 employees)	41.3 years	16.5 years
Note: The number of employees represents the number of people working full time, and the average number (calculated based on 8 hours) of part-time workers and temporary staff in addition thereto is indicated in parentheses.

Main stores of the corporate group, Employees

(14) Main lenders and amounts borrowed (as of February 20, 2015)
Lender	Loan balance (in thousand yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,120,000
Shoko Chukin Bank, Ltd.	1,096,130
Aomori Bank, Ltd.	1,031,600
Mizuho Bank, Ltd.	980,000
The Michinoku Bank, Ltd.	768,625
Development Bank of Japan Inc.	457,500
The 77 Bank, Ltd.	300,000
The Kita-Nippon Bank, Ltd.	102,940
Sumitomo Mitsui Banking Corporation	100,000
The Hokkaido Bank, Ltd.	50,000

(15) Other important matters concerning the corporate group’s present condition

None.

Main lenders and amounts borrowed, Other important matters regarding the corporate group’s current condition

2. Sanwado Shares (as of February 20, 2015)

(1)	Total number of authorized shares	16,800,000 shares

(2)	Total number of issued and outstanding shares	5,280,000 shares (including 528 shares of treasury stock)

(3)	Number of shareholders	910 shareholders (an increase of 101 shareholders over the previous accounting period)

(4)	Major shareholders [top 10]

Name of shareholder	Number of shares held	Shareholding ratio
Yugen Gaisha Sanwado	2,500,000 shares	47.35%
Katsuhiro Nakamura	362,200 shares	6.86%
Sanwado Kyoeikai	276,000 shares	5.22%
Katsuji Nakamura	150,800 shares	2.85%
Kenji Suzuki	150,000 shares	2.84%
Sanwado Employee Shareholders Committee	128,500 shares	2.43%
Yellow Hat Ltd.	103,000 shares	1.95%
The Michinoku Bank, Ltd.	100,000 shares	1.89%
Aomori Bank, Ltd.	80,000 shares	1.51%
Mieko Nakamura	79,200 shares	1.50%

Note: The shareholding ratios were calculated after deducting treasury stock (528 shares).

3. Share option, etc. matters

None.

Sanwado shares, Share option, etc. matters

4. Sanwado officer matters

(1) Directors and auditors (as of February 20, 2015)
Position	Name	Area of responsibility	Important concurrent positions held, etc.
Representative Director and President	Katsuhiro Nakamura
Director and Executive Vice President	Katsunori Nakamura	New Business Paradigms Development and Administration	World Jumbo Co., Ltd., Representative Director and President
Managing Director	Tai Nakamura	Sales Division Manager
Managing Director	Makoto Watanabe	Product Division Manager
Director	Hiroto Kobayashi
Full-Time Auditor	Ryozo Ota
Auditor	Junichiro Seo		J Mortgage Bank Co., Ltd. Bank, Representative Director and President
Auditor	Mamoru Baba		Konan Bus Company, Director and Chairman

Notes:

1. Director Katsuji Nakamura resigned at the close of the ordinary general shareholders’ meeting held on May 14, 2014.

2. Tai Nakamura was elected and assumed the position of director at the ordinary general shareholders’ meeting held on May 14, 2014.

3. Director Hiroto Kobayashi is an external director.

4. Full-time auditor Ryozo Ota, auditor Junichiro Seo, and auditor Mamoru Baba are external auditors

5. Sanwado has appointed and notified auditor Junichiro Seo as an independent officer pursuant to the rules of the Tokyo Stock Exchange.

(For reference)

Sanwado has implemented an executive officer system to reinforce its management oversight and business execution systems.

The current executive officers are as follows.

Executive Officer                                Vice President

Chief Operating Officer                                           Sugiharu Nishizaki

Executive Officer                                Administration Division General Manager and Corporate Planning Division ManagerTakayuki Kudo

Executive Officer                                Aomori Chuo Store Manager            Kimiyoshi Murakami

Sanwado officer matters

(2) Total remuneration, etc. of directors and auditors
Classification	Number paid	Payment amount
Directors	6	62,032,000 yen
Auditors	3	10,790,000 yen
Total	9	72,822,000 yen
Notes: 1. The total remuneration, etc. includes directors' bonuses of 4,800,000 yen (4,150,000 yen for five directors; 650,000 yen for three auditors) scheduled to be resolved at the 43rd ordinary general shareholders’ meeting.

2. The total remuneration, etc. includes 9,660,000 yen of the allowance for directors' retirement benefits (9,120,000 yen for six directors; 540,000 yen for three auditors) that was treated as expenses in the relevant business year.

(3) External director matters

(1) Total remuneration, etc. of external directors and number of external directors
Classification	Number paid	Payment amount
Directors	1	4,000,000 yen
Auditors	3	10,790,000 yen

(2) Other company, etc. concurrent positions and relationship between Sanwado and such other companies
(Part-time) auditor Junichiro Seo is the representative director and president of J Mortgage Bank Co., Ltd. There is no relationship in particular between Sanwado and J Mortgage Bank.
(Part-time) auditor Mamoru Baba is the chairman of the board of directors of Konan Bus Company. There is no relationship in particular between Sanwado and J Mortgage Bank.

(3) Main activities undertaken in the current business year
External director Hiroto Kobayashi has been providing guidance and advice based on his acumen as a corporate manager and his broad knowledge of the retail industry.

In addition to board of directors meetings and board of auditor meetings, the three external directors have also attended other important meetings held during the business year, and participated in company events, inspected Sanwado stores, and monitored the execution of board management duties. They have also offered their opinions on the state of compliance with laws, regulations, and Sanwado’s articles of incorporation, and provided advice to ensure the suitability and adequacy of decision-making by the board of directors.

Furthermore, they have provided advice from their vantage points as experts regarding management efficiency.

They have also shared their opinions regarding the audit results at the audit meeting, debated material matters regarding the audit, and regularly shared their opinions with senior management.

Sanwado officer matters

The record of attendance of the board of directors and board of auditors meetings is as follows.

Name	Board of directors meetings		Board of auditor meetings
	No. held	Attended	No. held	Attended
Hiroto Kobayashi	19	19	-	-
Ryozo Ota	19	19	13	13
Junichiro Seo	19	19	13	13
Mamoru Baba	19	18	13	12

5. Accounting auditor matters

(1) Name of accounting auditor                                                        Ernst & Young ShinNihon LLC

(2) Amount of accounting auditor fees, etc. in the current business year

Fees, etc. as the accounting auditor in the current business year (See note)	20,000,000 yen
Total cash and economic benefit owed by Sanwado and its subsidiaries to the accounting auditor	20,000,000 yen

Note: The fee for the audit under the Companies Act and the audit under the Financial Instruments and Exchange Act are not broken down in the contract between Sanwado and the accounting auditor, and because they also cannot effectively be broken down, the total fee amount is stated in the accounting auditor fee amount for the current business year.

(3) Policy on determining the termination or non-reappointment of accounting auditor

Sanwado’s board of auditors will determine whether to terminate or not reappoint the accounting auditor if it finds that the accounting auditor falls under a termination event set forth in Article 340(1) of the Companies Act or finds that an event has arisen that could materially impede Sanwado’s audit affairs, such as a disposition by a supervisory government agency.

Sanwado officer matters, Accounting auditor matters

6. System for ensuring proper business practices

Sanwado resolved the following at a meeting of the board of directors to institute a system for ensuring proper business practices based on the Companies Act and the Ordinance for Enforcement of the Companies Act.

(1) System for ensuring that directors’ and employees’ execution of job responsibilities complies with laws, regulations, and Sanwado’s articles of incorporation

(i) The values of “vibrant, spirited and honest business” are the Sanwado business creed, and form the basis of Sanwado’s code of conduct for its officers and employees.

The representative director and president has always advocated  since the company’s founding that the foundation of company activities is compliance with the law and social ethics based on a mindset imbued with “vibrancy, spirit, and integrity,” and these values are ingrained in all the officers and employees of the corporate group.

(ii) The Corporate Planning Division oversees compliance, and the compliance supervisor is the director responsible for the Administration division. The supervisor builds, maintains, improves, and identifies weak points in the corporate group’s compliance system.

(iii) In the event that a compliance-related issue is discovered or reported, the supervisor will investigate the matter and report to the board of directors.

In the event that a compliance-related issue arises, or is at risk of arising, the supervisor will devise recurrence countermeasures, place the matter before the prescribed internal organs, and work to embed those countermeasures in each of the divisions of the corporate group.

(iv) The auditors and the Internal Audit Office will jointly conduct audits of the compliance system, and report to the supervisor and the board of directors when any doubts are found in respect of laws, regulations, or Sanwado’s articles of incorporation.

(2) System for retaining and managing information regarding directors’ execution of job responsibilities

(i) The General Affairs Division will oversee the retention and management of information concerning directors’ execution of their job responsibilities, and the information retention and management supervisor is the director responsible for the Administration segment. Sanwado shall lay down Document Handling Rules and Document Retention Rules regarding retaining and managing information concerning directors’ execution of their job responsibilities, and documents or electromagnetic media will be recorded, filed, and retained based on these rules. These documents will be available for access by the directors and auditors at all times.

Various related rules will be reviewed and improved in a timely manner as needed.

(ii) The auditors will conduct audits to verify that the retention and management of information concerning directors’ execution of their job responsibilities complies with the various related rules. The audit results will be reported as needed to the supervisor and directors concerned with information retention and management.

System for ensuring proper business practices

(3) Rules and other systems regarding risk management

(i) Sanwado will establish Risk Management Rules regarding the management of risk in the execution of its business, appoint a risk management supervisor for each segment, and build a management system in accordance with these rules. The Corporate Planning Division will oversee risk management across the entire corporate group, and the risk management supervisor will be the director responsible for the Administration segment.

The supervisor will report to the board of directors and remedy any risk management-related issues he or she identifies.

(ii) The auditors and Internal Audit Office will jointly conduct audits of the state of risk management in each segment. The audit results will be reported to the supervisor and board of directors.

(4) System for ensuring the efficient execution of directors’ job responsibilities

(i) The board of directors and executive management committee form the basis of a system for ensuring the efficient execution of directors’ job responsibilities. Board of directors meetings are held once per month as a general rule and from time to time as needed. The board reports, deliberates, and decides important management issues, and supervises the execution of business, including the group companies.

The executive management committee meets at least once per month. The committee reports and deliberates important management issues, and decides important matters that do not require a board of directors resolution. Full-time directors, full-time auditors, executive officers, and (as needed) other specialists attend the executive management committee meetings to deliberate and determine the execution of important matters.

(ii) Sanwado will establish organizational rules, etc. regarding the execution of business based on the decisions made by the board of directors and the executive management committee, and will determine the division of duties, authorities, and business execution procedures, etc.

(5) System for ensuring proper business practices in the corporate group consisting of Sanwado and its subsidiaries

(i) In building an internal control system at Sanwado and each of the group companies, Sanwado aims to develop an overarching system, which includes group companies, and the Corporate Planning Division will be in charge. The supervisor will be the director responsible for the Administration segment.

(ii) Group companies will obtain approval from, and provide reports to, Sanwado on the management of each group company based on rules that respect the autonomy of each company. Directors from group companies will attend board of directors meetings and executive management meetings of Sanwado as needed and report on the execution of business under their purview.
(iii) The auditors and Internal Audit Office will jointly conduct audits of the management system of each group company and report the audit results to the supervisor and the board of directors.

System for ensuring proper business practices

(6) In the case that the auditors request the hiring of an employee to support the auditors’ job responsibilities, matters regarding such employees and such employees’ independence from directors

In the case that the auditors request the hiring of an employee to support the auditors’ job responsibilities, the representative director and president will, upon discussing the matter with the auditors, appoint an employee to support the internal auditors with their auditing tasks. The auditors will have instructional authority over the appointed employee for the designated support provision period.

The auditors’ approval is required for attendance management and performance assessment throughout the period that the employee has been appointed to provide support.

(7) System for directors and employees to report to auditors, other auditor reporting systems, and system for ensuring audits are effectively conducted by auditors

(i) Rules will be established through consultation with the auditors regarding the matters that directors and employees should report to the auditors, and based on such rules, directors and employees will report to the auditors as the occasion demands regarding matters that will have a material impact on the business or results of Sanwado and the group companies.

(ii) The auditors may attend meetings at all levels to ascertain the decision-making process of important deals or the status of execution of important business, may inspect approval requests, meeting minutes, and other important documents, and may furthermore request explanations from directors and employees.

The auditors will ensure that effective audits are conducted based on the independence they are granted under the Board of Auditor Rules, and will work to produce meaningful auditing results while working together with the Internal Audit Office and the accounting auditor.

(iii) The auditors will share their opinions with the representative director and president and the accounting auditor on a regular basis, and will strive to ensure that effective audits are conducted.

(8) Maintenance of system to exclude anti-social forces

It is Sanwado’s fundamental policy to resolutely refuse to have any relationship whatsoever with anti-social forces. Sanwado works closely with the police and other specialist outside agencies and gathers information with respect to unfair demands and other types of interventions. It is striving to thoroughly train its workers regarding anti-social forces, to not succumb to threats that are made by anti-social forces, and to have no relationship with, and maintain a system to exclude, anti-social forces.

In the event that Sanwado is threatened by, or there is a risk that it will suffer damage because of, an anti-social force, Sanwado will work closely with the police and, in cooperation with each of its relevant divisions, will provide a systematic response and will not provide any economic benefit whatsoever.

System for ensuring proper business practices

Consolidated Balance Sheets

(as of February 20, 2015)
(in thousand yen)
Item	Amount	Item	Amount
Assets		Liabilities
Current assets	(5,602,922)	Current liabilities	(6,302,446)
Cash and deposits	662,031	Notes and accounts payable	2,689,279
Notes and accounts receivable	341,207	Short-term loans payable	350,000
Marketable securities	270,000	Current portion of long-term loans payable	1,821,767
Merchandise and finished goods	4,123,560	Current portion of bonds	360,000
Deferred tax assets	78,730	Lease obligations	139,566
Other	127,442	Accrued corporate taxes, etc.	66,451
Allowance for doubtful accounts	(50)	Allowance for bonuses payable	37,655
		Allowance for directors' bonuses payable	8,000
		Allowance for point card certificates	99,907
		Other	729,818
Noncurrent assets	(11,893,527)	Noncurrent liabilities	(5,373,566)
Plant, property, and equipment	(7,713,017)	Bonds	100,000
Buildings and structures	1,987,437	Long-term loans	4,192,802
Machines, devices, and transportation equipment	14,742	Lease obligations	351,884
Land	5,243,295	Allowance for directors' retirement benefits	64,860
Leased assets	455,234	Retirement benefit liabilities	348,448
Other	12,306	Asset retirement obligation	241,550
		Other	74,021
Intangible noncurrent assets	(16,318)	Total liabilities	11,676,012
		Net assets
		Shareholders’ equity	(5,521,236)
Investments and other assets	(4,164,191)	Capital stock	704,025
Investment securities	1,530,384	Capital surplus	747,805
Deferred tax assets	107,841	Retained earnings	4,069,667
Lease and guarantee deposits	2,161,593	Treasury stock	(261)
Other	372,159	Other comprehensive accumulated income	(299,201)
Allowance for doubtful accounts	(7,788)	Valuation difference on marketable securities	325,718
		Adjusted accumulated retirement benefits	(26,517)
		Total net assets	5,820,437
Total assets	17,496,450	Total of liabilities and net assets	17,496,450

Consolidated balance sheet

Consolidated Income Statement

February 21, 2014 -
February 20, 2015
(in thousand yen)
Item	Amount
Net sales		30,814,291
Cost of sales		24,437,138
Gross profit		6,377,152
Selling, general, and administrative expenses		6,037,022
Operating income		340,130
Non-operating revenues
Interest and dividends income	40,492
Rent on leased real estate	21,006
Other	93,851	155,349
Non-operating expenses
Interest paid	62,039
Other	10,127	72,166
Ordinary income		423,313
Extraordinary income
Gain on sales of noncurrent assets	542
Gain on sales of investment securities	118,014	118,556
Extraordinary losses
Loss on sales and retirement of noncurrent assets	246
Impairment loss	288,642	288,889
Net income before taxes and other adjustments		252,980
Corporate, inhabitants, and enterprise taxes	210,295
Adjustments to income taxes	(11,265)	199,030
Income before minority interests		53,950
Net income		53,950

Consolidated income statement

Consolidated Statement of Changes in Net Assets
February 21, 2014 -
February 20, 2015
(in thousand yen)
	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balances at start of period	704,025	747,805	4,079,071	(261)	5,530,639
Changes during period
Dividends from surplus			(63,353)		(63,353)
Current net income			53,950		53,950
Change during period for items other than shareholders' equity
Total change during period	-	-	(9,403)	-	(9,403)
Balance at end of period	704,025	747,805	4,069,667	(261)	5,521,236

	Other comprehensive accumulated income			Total net assets
	Valuation difference on available-for-sale securities	Adjusted accumulated retirement benefits	Total of other comprehensive accumulated income
Balances at start of period	227,282	-	227,282	5,757,921
Changes during period				−
Dividends from surplus				(63,353)
Current net income				53,950
Change during period for items other than shareholders' equity	98,436	(26,517)	71,919	71,919
Total change during period	98,436	(26,517)	71,919	62,515
Balance at end of period	325,718	(26,517)	299,201	5,820,437

Consolidated statement of changes in net assets

Notes to consolidated statements

1. Notes on material matters that form the basis for preparing the consolidated financial statements

(1) Matters regarding the scope of consolidated reporting

(i) Number of consolidated subsidiaries: 2 consolidated subsidiaries

(ii) Names of the consolidated subsidiaries: Sanwa Parts Co., Ltd. World Jumbo Co., Ltd.

(2) Matters regarding the application of the equity method: None

(3) Matters regarding the business year, etc. of consolidated subsidiaries

The last day of the consolidated subsidiaries’ business year is the same as the day of the consolidated closing of accounts.

(4) Matters regarding accounting standards

(i)  Valuation basis and valuation method for important assets

(a) Valuation basis and valuation method for securities Bonds held to maturity: Amortized cost method (straight line method) Other securities: Securities with a market value

　Market value method based on the market price, etc. on the day of the consolidated closing of accounts (We account for appraisal differences by the method of direct inclusion in total net assets and calculate selling costs using the moving average method.).

For hybrid instruments that cannot be measured by separating out the embedded derivatives, the overall market value is appraised, and any valuation difference is entered as a gain or loss.

Securities without a market value Cost accounting method by moving average method

(b)  Valuation basis and valuation method for inventory Franchise consumer electronics merchandise: Cost accounting method by moving average method (write-down method based on reduced profitability) Brand-name goods and specialty store, etc. merchandise: Cost accounting method by specific identification method (write-down method based on reduced profitability) Other merchandise: Primarily the lower of cost or market method by sales price refund method

(ii) Method of depreciating important depreciable assets

(a) Plant, property and equipment: Fixed rate method
(excluding leased assets) Fixed rate method

However, we amortize buildings (excluding facilities belonging to buildings) acquired on or after April 1, 1998 using the straight line method.

Consolidated notes

For the main part, useful life is as follows:
Buildings and structures: 7 - 60 years
Machines, devices, and transportation equipment: 2 - 13 years
(b) Intangible noncurrent assets

(excluding leased assets)

　Software                                                         Straight line method based on the useful life (five years)

Consolidated notes

(c) Leased assets
Leased assets pertaining to finance lease transactions that transfer ownership:

We use the same method as the amortization method that is applied to noncurrent assets that Sanwado owns.

Leased assets pertaining to finance lease transactions that do not transfer ownership:

We use a straight line method with the lease term as the useful life and zero as the residual value.

We account for finance lease transactions that do not transfer ownership which have a lease commencement date on or before February 20, 2009, using accounting methods that correspond to the methods related to ordinary lease transactions.

(d) Long-term prepaid expenses	Straight line method

(iii) Standards for inclusion of important provisions to allowances

(a) Allowance for doubtful accounts
In order to provide for losses due to unrecoverable claims, we include the projected unrecoverable amount for ordinary claims pursuant to the loan loss ratio, and for specific claims such as doubtful accounts receivable, by individually considering the possibility of recovery.

(b) Allowance for bonuses payable	We include the amount of projected payments that will be borne in the current consolidated accounting period in order to apply the amount to bonuses paid to employees.

(c) Allowance for directors' bonuses payable	We include the amount of projected payments to be made in order to apply the amount to bonuses paid to officers.

(d) Allowance for point card certificates	We include the future projected amount of used Sanwado Card points in order to apply the amount to costs that are due to use of Sanwado Card points.

(e) Allowance for directors' retirement benefits	We include that amount that will need to be paid at the end of the current consolidated accounting period based on internal rules in order to provide for payments of directors' retirement benefits.

(iv) Other important matters for the preparation of the consolidated financial statements

(a) Basis for inclusion of retirement benefit liabilities  We include the projected amount of retirement benefit liabilities at the end of the current consolidated accounting period in order to provide for employee retirement benefit payments.

With regard to actuarial differences, from the consolidated accounting period following the respective occurrences we treat as expenses the amount divided proportionally by the straight line method using a fixed number of years (five years) within the average remaining number of working years of the employees.

(b) Accounting treatment of consumption tax, etc.	We use the tax exclusion method.

Consolidated notes

2. Notes on changes to accounting policies
(Application of accounting standards, etc. to retirement benefits)

Sanwado began to apply the Accounting Standard for Retirement Benefits (Statement No. 26 of the Accounting Standards Board of Japan, May 17, 2012; the “Accounting Standard for Retirement Benefits”) and the Guidance on Accounting Standard for Retirement Benefits (Guidance No. 25 of the Accounting Standards Board of Japan, May 17, 2012; the “Guidance on Accounting Standard for Retirement Benefits") from the end of this consolidated accounting period (however, the provisions stated in the main text of Section 35 of the Accounting Standard for Retirement Benefits and of the main text of Section 67 of the Guidance on Accounting Standard for Retirement Benefits are excluded), has changed the method of including the obligation amount of retirement benefits as retirement benefit liabilities, and has included unrecognized actuarial losses as retirement benefit liabilities.

The transitional treatment set forth in Section 37 of the Accounting Standard for Retirement Benefits was followed when applying the Accounting Standard for Retirement Benefits, etc., and the effect of such change has been reflected in the adjusted accumulated retirement benefits in the other comprehensive accumulated income as of the end of this consolidated accounting period.

As a result, 348,448,000 yen was included as retirement benefit liabilities and other comprehensive accumulated income was reduced by 26,517,000 yen as of the end of the current consolidated accounting period.
Furthermore, the net assets per share fell by 5.02 yen.

3. Additional information

Revision of the amount of deferred tax assets and deferred tax liabilities due to change of tax rate for corporate tax, etc.

Pursuant to the promulgation of the Act on Partial Revision of the Income Tax Act, etc. (Law No. 10 of 2014) on March 31, 2014, the special corporate tax for reconstruction is no longer levied from consolidated accounting periods commencing on or after April 1, 2014.

As a result, the normal effective statutory tax rate used for the calculation of deferred tax assets and deferred tax liabilities will become 35.4% from the former 37.8% for temporary differences that are expected to be resolved in the consolidated accounting period commencing on February 21, 2015.

The effect that this change in tax rate will have on the consolidated financial statements is minor.

Change of tax rate for corporate tax, etc. after closing of accounts
Pursuant to the promulgation of the Act on Partial Revision of the Income Tax Act, etc. (Law No. 9 of 2015) on March 31, 2015, the corporate tax rate and enterprise tax rate will be lowered from consolidated accounting periods commencing on or after April 1, 2014. As a result, the normal effective statutory tax rate used for the calculation of deferred tax assets and deferred tax liabilities will become 32.8% for temporary differences that are expected to be resolved in the consolidated accounting period commencing on February 21, 2016, and 32.1% for temporary differences that are expected to be resolved in the consolidated accounting period commencing on February 21, 2017, from the former 35.4%.

Due to this change of tax rate, in the event a recalculation is made based on temporary differences at the end of the current consolidated accounting period, the amount of the deferred tax assets (the amount after deducting the amount of deferred tax liabilities) will be reduced by 8,059,000 yen, and the amount of the adjustment to corporate tax, etc. (debit) will increase by 18,741,000 yen.

Consolidated notes

4. Notes on the consolidated balance sheet

(1) Assets offered as collateral and obligations relating to collateral

Assets offered as collateral (in thousand yen)
Cash and deposits	22,000
Buildings and structures	862,774
Land	3,201,370
Total	4,086,144

Obligations related to collateral (in thousand yen)
Current liabilities and others (deposits)	2,878
Short-term loans payable	100,000
Long-term loans payable	4,068,954
(Including current portion of long-term loans payable)
Total	4,171,832

 (2) Accumulated depreciation of plant, property, and equipment (in thousand yen)6,302,191

5. Notes on consolidated statement of changes in net assets

(1) Matters regarding total number of issued and outstanding shares

 Types and total number of issued and outstanding shares at the end of the current consolidated accounting periodCommon stock5,280,000 shares

(2) Matters on dividends from surplus

(i) Dividend to be paid

Dividend matters resolved at the 42nd ordinary general shareholders’ meeting held on May 14, 2014

Total amount of dividends	63,353 thousand yen
Dividend per share	12 yen
Date of record	February 20, 2014
Effective date	May 15, 2014

(ii) Dividends whose date of record falls in the current consolidated accounting period, but whose dividends effective date falls in the following consolidated accounting period

Sanwado will deliberate the following at the 43rd ordinary general shareholders’ meeting to be held on May 15, 2015.

Total amount of dividends	63,353 thousand yen
Dividend per share	12 yen
Date of record	February 20, 2015
Effective date	May 18, 2015

Retained earnings will be used as the source of the dividends.

Consolidated notes

  6. Notes on financial instruments

  (1) Matters regarding the state of financial instruments

(i) Policies for handling financial instruments

The corporate group is investing retained earnings in short-term deposits and is raising the funds required for opening new stores and capital investment through bank loans and bonds.

 Short-term investment funds are also being raised through bank loans.

There are no plans to use derivatives to hedge the risk of interest rate fluctuations, nor to execute any speculative trades.

(ii) Details and risks of financial instruments, and risk management system

(a) Assets

Most sales claims, in the form of notes receivable or accounts receivable, concern credit card payments by customers, and while there is some exposure to credit risk, Sanwado is working with reputable credit card companies, and is managing due dates and balances with each one. The securities and investment securities take the form of stocks, bonds, and investment trusts, and Sanwado regularly keeps track of the market value of those subject to the risk of fluctuations in market prices. In addition, Sanwado only holds bonds with a high credit rating regarding the bonds it is holding to maturity, and it considers its credit risk to be minor.

The lease and guarantee deposits are primarily in the form of lease deposits, guarantee deposits, and construction assistance funds, and although Sanwado is exposed to credit risk, it has established a system to manage the due dates and balances with each trading partner, and keeps track of the credit status of each trading partner.

(b) Liabilities

Sales obligations take the form of notes and accounts payable that are due within one year and are mainly obligations pertaining to domestic transactions.

Short-term loans are mainly used for investment funds, and long-term loans are used mainly for capital investment.

Sanwado is exposed to the risk of fluctuating payable interest regarding loans with variable interest rates.

Sanwado is also exposed to liquidity risk with respect to its sales obligations and loans, however the parent company is managing this risk for the corporate group by preparing cash flow plans for each company and taking other measures.

(iii) Further explanation of matters regarding the market value, etc. of financial instruments

The market value of financial instruments includes the value based on market prices or a value that is reasonably determined in the case there is no market price.

 The value may fluctuate based on the differing assumptions, etc. that are used to take account of variable factors in the calculation of market value.

Consolidated notes

(2)           Matters concerning the market value, etc. of financial instruments
The amounts included on the consolidated balance sheet, the market values, and the differences between the two as of February 20, 2015 are as follows. Nothing is included for which the ascertainment of market value is deemed to be extremely difficult (see Note 2).
(in thousand yen)
	Amount entered on consolidated balance sheets	Market value	Difference
(1) Cash and deposits	662,031	662,031	-
2) Notes and accounts receivable	341,207	341,207	-
(3) Marketable securities and investments in securities
Bonds held to maturity	10,000	9,962	(37)
Other securities	1,721,916	1,721,916	-
(4) Lease and guarantee deposits	2,161,593	2,143,945	(17,647)
Total assets	4,896,748	4,879,062	(17,685)
(1) Notes and accounts payable	2,689,279	2,689,279	-
(2) Short-term loans payable	350,000	350,000	-
(3) Long-term loans payable (*)	6,014,569	5,993,367	(21,201)
Total liabilities	9,053,848	9,032,647	(21,201)
(*) Includes current portion of long-term loans payable.

Consolidated notes

Notes

1. Matters concerning the method of calculation of the market value of financial instruments and concerning securities transactions.

Assets
(1) Cash and deposits, (2) Notes and accounts receivable

According to the relevant book value because the market value is almost the same as the book value, since these are settled in a short span of time.

(3) Marketable securities and investments in securities

The market value for these is the exchange price for securities and the price, etc. offered by the correspondent financial institution for investment trusts, and the exchange price or the price, etc. offered by the correspondent financial institution for bonds.

(4) Lease and guarantee deposits

The market value for these is based on the current value of reasonably estimated future cash flow discounted by the interest rate corresponding to the period until the repayment date.

Liabilities
(1) Notes and accounts payable, (2) Short-term loans payable

According to the relevant book value because the market value is almost the same as the book value, since these are settled in a short span of time.

(3) Long-term loans payable

According to the book value for long-term loans payable that are subject to a variable interest rate which reflects the market rate in the short term, because the market value is thought to approximate the book value since there has been no major change in Sanwado’s credit standing since execution of the loans. For long-term loans payable with fixed interest, the current value is calculated by discounting the total amount of the relevant long-term loan’s principal and interest divided into fixed periods at a rate that would be assumed in a similar loan.

2. Financial instruments for which the ascertainment of market value is deemed to be extremely difficult
(in thousand yen)
Classification	Amount entered on consolidated balance sheet
Unlisted shares	68,468

　　　　　These are not included in “(assets) (3) Marketable securities and investments in securities” because there is no market price, it is not possible to estimate future cash flow, and their market value may be deemed to be extremely difficult to ascertain.

7.           Notes concerning leased, etc. real estate

Omitted since the total amount of the leased, etc. real estate held in the corporate group is immaterial.

Consolidated notes

8.          Notes concerning information per share of stock

(1)	Net assets per share of stock	1,102.47 yen
(2)	Net income per share of stock	10.22 yen

9.          Notes concerning material subsequent events

Execution of Share Exchange Agreement with DCM Holdings Co., Ltd.

At the board of directors meeting held on April 10, 2015, it was resolved to carry out a share exchange (the “Share Exchange”) making DCM Holdings Co., Ltd. (“DCM Holdings”) the wholly-owning parent company and Sanwado a wholly-owned subsidiary company, and on that same date Sanwado executed a share exchange agreement.

It is intended that as a result of the Share Exchange, DCM Holdings will become Sanwado’s wholly-owning parent company, and the shares of Sanwado, which will become a wholly-owned subsidiary company, will be delisted as of June 26, 2015 (the final trading date will be June 25, 2015).

(1)       Purpose of the Share Exchange

Against the backdrop of a lower yen and rising share prices that are due to the government’s economic and monetary policies, the retail sector in Japan has seen an improvement in company earnings, and as result of expectations for economic recovery, there are also some encouraging signs of a recovery in consumer sentiment. At the same time, however, there are still numerous factors posing potential downside risk for the economy including the increase in the consumption tax, price increases for imported materials and merchandise due to the weaker yen, and abroad there is the lengthy and continuing economic stagnancy in Europe and the slowing down of growth in newly emerging countries, so difficult challenges remain. In the home center sector, although the market size itself is increasing slightly due to reconstruction demand after the Tohoku earthquake, expansion of the renovation market, and the like, growth is slowing, and with the continuing increase in the size and number of stores that are being aggressively opened primarily by major companies, we expect that there will be even fiercer competition in the mid- to long-term.

As the largest home center group in Japan, DCM Holdings has opened 559 stores in 36 prefectures (as of February 28, 2015). Sanwado is working to increase the scale of its business by opening new stores that are configured to meet local needs and strengthening dominant areas, aggressively deploying “DCM brand” products that are developed in-house, enhancing the method of presenting products in order to create sales floors that will receive the support of customers, working to reduce costs, and the like. Since its establishment, DCM Holdings has been striving to further strengthen the foundation of its business by welcoming associates who support DCM’s philosophy of “Service, Creation, and Solidarity” and who together with DCM Holdings aim to realize DCM (Demand Chain Management).

Since Sanwado’s founding in October 1966, it has developed its business primarily as an operator of home centers and a wholesaler of auto parts and accessories based in Aomori prefecture. After changing its corporate structure from a limited liability company to a stock company in 1988, Sanwado greatly increased the scale and activities of its business, and in recent years Sanwado has primarily operated in the four areas of “Living,” “Food,” “DIY & Green” and “Car & Leisure.” Sanwado recently expanded the “Food” business, and has developed the super center as a business model that merges home centers and the food business. Also, in Aomori and Hokkaido where Sanwado has its base, it has given itself the challenge of strengthening procurement power in home center products, with a focus on those in which home centers have an advantage, including the advantage Sanwado has in customer segments newly acquired through the development of the food business, to differentiate Sanwado’s business from other business categories.

Consolidated notes

Since both DCM Holdings and Sanwado have been operating stores in the same area, Aomori and Hokkaido, in light of the industry environment and the circumstances of both companies, from December 2014 DCM Holdings and Sanwado have been exploring the Share Exchange, whereby DCM Holdings would become the wholly-owning parent company by share exchange and Sanwado would become a wholly-owned subsidiary by share exchange. Sanwado expects that along with obtaining merchandise supply capacity for home center products such as the “DCM” private brand products and technical capability to operate the group company stores, by adding Sanwado’s own unique know-how, Sanwado will be able to improve profitability in a planned manner. The DCM Holdings group expects to expand its class of customers by adding a business form and know-how that it has not possessed until now. After holding multiple discussions and negotiations, on April 10, 2015, Sanwado and DCM Holdings decided to carry out the Share Exchange for the purpose of increasing the overall company value of the DCM Holdings group by generating mutual synergies. Using the management resources and know-how that has been cultivated by DCM Holdings, we aim to create stores that are even more appealing to our local customers.

Going forward with our new partner, as well as expanding our business, we will strive for further growth of Sanwado and thus DCM Holdings group as a whole by realizing various synergies such as purchasing structure reform and cost savings that utilize benefits of scale.

(2)           Method of Share Exchange

It will be a share exchange that makes DCM Holdings the wholly-owning parent company by share exchange, and Sanwado a wholly-owned subsidiary by share exchange.

It is planned that the Share Exchange will take effect on July 1, 2015, without DCM Holdings receiving the approval of its general meeting of shareholders for the Share Exchange pursuant to the procedures for a simplified share exchange based on the provisions set forth in Article 796, Paragraph 3 of the Companies Act, and after Sanwado has obtained approval for the Share Exchange at Sanwado’s ordinary general meeting of shareholders that is scheduled to be convened on May 15, 2015.

(3)           Details of allocations related to the share exchange

(i)	Share allocation ratio

For one share of Sanwado’s common stock, 0.9 shares of DCM Holdings’ common stock will be allotted and delivered.

(ii)	Number of shares to be allocated and delivered in the Share Exchange

At the time of the Share Exchange, DCM Holdings plans to allocate and deliver to each shareholder of Sanwado (however, excluding DCM Holdings) as of the time immediately prior to DCM Holdings acquiring all of the issued shares of Sanwado 4,751,524 common shares (tentative) of DCM Holdings stock. DCM Holdings expects to exchange shares both by using its treasury stock and by issuing new shares.

Because Sanwado plans to eliminate all of its treasury stock pursuant to a resolution of a meeting of the board of directors to be held by the day prior to the effective date of the Share Exchange, the number of shares to be allocated and delivered in the Share Exchange may be revised based on reasons such as the acquisition or elimination of treasury stock by Sanwado.

10.           Other notes

Stated monetary amounts are rounded down to the nearest thousand yen.

Consolidated notes

Balance Sheets

(As of February 20, 2015)
(in thousand yen)
Item	Amount	Item	Amount
Assets:		Liabilities:
Current assets	(4,992,738)	Current liabilities	(5,897,500)
Cash and deposits	516,876	Notes payable	331,607
Accounts receivable	245,014	Accounts payable - trade	2,266,973
Marketable securities	270,000	Short-term loans payable	200,000
Merchandise and finished goods	3,764,317	Current portion of long-term loans payable	1,756,895
Prepaid expenses	64,243	Current portion of bonds	360,000
Deferred tax assets	71,697	Lease obligations	136,174
Other	60,630	Other accounts payable	13,587
Allowance for doubtful accounts	(42)	Accrued expenses	438,789
		Income taxes payable	61,285
		Consumption tax, etc. payable	153,596
Noncurrent Assets	(11,371,777)	Advances by customers	12,608
Plant, property and equipment	(7,324,646)	Deposits	13,266
Buildings	1,782,933	Allowance for bonuses payable	30,000
Structures	58,704	Allowance for directors' bonuses payable	4,800
Machinery and equipment	2,116	Allowance for point card certificates	99,907
Motor vehicles and transportation equipment	10,754	Other	18,008
Tools, implements and fixtures	10,708
Land	5,019,373	Noncurrent liabilities	(5,117,695)
Leased assets	440,055	Bonds	100,000
		Long-term loans payable	4,049,900
		Lease obligations	339,927
Intangible noncurrent assets	(14,877)	Guarantee deposits received	54,440
Telephone subscription rights	14,877	Reserve for employee retirement benefits	270,225
		Reserve for directors' retirement benefits	51,470
		Asset retirement obligations	232,861
		Other	18,871
		Total liabilities	11,015,196
Investments and other assets	(4,032,254)	Net assets:
Investment securities	1,530,384	Shareholders’ equity	(5,023,600)
Affiliated company stocks	20,000	Capital stock	(704,025)
Investments in capital	1,110	Capital surplus	(747,805)
Long-term prepaid expenses	75,579	Capital reserve	747,805
Deferred tax assets	79,168	Retained earnings	(3,572,032)
Insurance reserve	181,129	Retained earnings reserve	76,535
Guarantee deposits	63,290	Other retained earnings	3,495,497
Lease and guarantee deposits	2,060,520	General reserve	3,055,500
Other	28,674	Earned surplus brought forward	439,997
Allowance for doubtful accounts	(7,603)	Treasury stock	(261)
		Valuation and translation adjustments	(325,718)
		Valuation difference on marketable securities	325,718
		Total net assets	5,349,319
Total assets	16,364,516	Total of liabilities and net assets	16,364,516

Balance Sheet

Income Statement

(From February 21, 2014 to February 20, 2015)
(in thousand yen)
Item	Amount
Net sales		28,473,098
Cost of sales		22,827,877
Gross profit		5,645,220
Selling, general and administrative expenses		5,440,216
Operating income		205,004
Non-operating revenues
Interest and dividends income	41,949
Rent on leased real estate	87,348
Other	95,500	224,799
Non-operating expenses
Interest paid	56,405
Bond interest	2,094
Other	9,221	67,721
Ordinary income		362,081
Extraordinary income
Gain on sales of noncurrent assets	542
Gain on sales of investment securities	118,014	118,556
Extraordinary losses
Loss on sales and retirement of noncurrent assets	220
Impairment loss	288,642	288,862
Net income before taxes and other adjustments		191,775
Corporate, inhabitants, and enterprise taxes	182,909
Adjustments to income taxes	(11,133)	171,776
Current net income		19,999

Income statement

Statement of Changes in Net Assets

(From February 21, 2014 to February 20, 2015)
(in thousand yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings			Total retained earnings
		Capital reserve	Total capital surplus	Retained earnings reserve	Other retained earnings
					General reserve	Earned surplus brought forward
Balance at start of period	704,025	747,805	747,805	76,535	2,755,500	783,351	3,615,386
Change during period
Dividends from surplus						(63,353)	(63,353)
Provision of general reserve					300,000	(300,000)	-
Current net income						19,999	19,999
Change during period (net amount) for items other than shareholders’ equity
Total change during period	-	-	-	-	300,000	(343,354)	(43,354)
Balance at end of period	704,025	747,805	747,805	76,535	3,055,500	439,997	3,572,032

	Shareholders’ equity		Valuation and translation adjustments		Total net assets
	Treasury stocks	Total shareholders’ equity	Valuation difference on marketable securities	Total valuation and translation adjustments
Balance at start of period	(261)	5,066,954	227,282	227,282	5,294,236
Change during period
Dividends from surplus		(63,353)			(63,353)
Provision of general reserve		-			-
Current net income		19,999			19,999
Change during period (net amount) for items other than shareholders’ equity			98,436	98,436	98,436
Total change during period	-	(43,354)	98,436	98,436	55,082
Balance at end of period	(261)	5,023,600	325,718	325,718	5,349,319

Statement of changes in net assets

Notes to specific items

1. Notes concerning matters pertaining to important accounting policies

(1) Valuation basis and valuation method for assets

(i) Valuation basis and valuation method for securities

Bonds held to maturity	Amortized cost method (straight line method)

Shares in subsidiaries	Cost accounting method by moving average method

Other securities

Securities with a market value
Market value method based on the market price, etc. on the settlement date

(We handle appraisal differences using the direct inclusion in total net assets method, and we calculate selling costs using the moving average method.)

For compound instruments that cannot be measured by separating out the embedded derivatives, the overall market value is appraised, and any valuation difference is entered as a gain or loss.

Securities without a market value	Cost accounting method by moving average method

(ii) Valuation basis and valuation method for inventory

Franchise consumer electronics merchandise	Cost accounting method by moving average method (write-down method based on reduced profitability)

Brand-name goods and specialty store, etc. merchandise	Cost accounting method by specific identification method (write-down method based on reduced profitability)

Other merchandise	Lower of cost or market method by sales price refund method

(2) Method for amortization of noncurrent assets

(i) Plant, property and equipment (excluding leased assets)
Fixed rate method

However, we amortize buildings (excluding facilities belonging to buildings) acquired on or after April 1, 1998 using the straight line method.

For the main part, useful life is as follows:

Buildings: 7 to 47 years
Structures: 8 to 60 years

(ii) Leased assets
Leased assets pertaining to finance lease transactions that transfer ownership:

We use the same method as the amortization method that is applied to noncurrent assets that Sanwado owns.

Leased assets pertaining to finance lease transactions that do not transfer ownership:

We use a straight line method with the lease term as the useful life and zero as the residual value.

Notes to specific items

We account for finance lease transactions that do not transfer ownership which have a lease commencement date on or before February 20, 2009, using accounting methods that correspond to the methods related to ordinary lease transactions.

(iii) Long-term prepaid expenses	Straight line method

(3) Standards for inclusion of provisions to allowances

(i) Allowance for doubtful accounts
In order to provide for losses due to unrecoverable claims, we include the projected unrecoverable amount for ordinary claims pursuant to the loan loss ratio, and for specific claims such as doubtful accounts receivable, by individually considering the possibility of recovery.

(ii) Allowance for bonuses payable	We include the amount of projected payments that will be borne in the current business year in order to apply the amount to bonuses paid to employees.

(iii) Allowance for directors' bonuses payable	We include the amount of projected payments that will be borne in the current business year in order to apply the amount to bonuses paid to directors.

(iv) Allowance for point card certificates	We include the future projected amount of used Sanwado Card points in order to apply the amount to costs that are due to use of Sanwado Card points.

(v) Allowance for employee retirement benefits
Based on the projected amount of retirement benefit liabilities at the end of the current business year, we include an allowance in order to provide for employee retirement benefit payments.

With regard to actuarial differences, from the business year following the respective occurrences we treat as expenses the amount divided proportionally by the straight line method using a fixed number of years (five years) within the average remaining number of working years of the employees.

(vi) Allowance for directors' retirement benefits	We include that amount that will need to be paid at the end of the business year based on internal rules in order to provide for payments of directors' retirement benefits.

(4) Other important matters that are fundamental to the preparation of financial statements

Accounting treatment of consumption tax, etc.	We use the tax exclusion method.

Notes to specific items

2. Notes concerning the Balance Sheet

(1) Assets offered as collateral and obligations relating to collateral (in thousand yen)

Assets offered as collateral (in thousand yen)	Cash and deposits	22,000
	Buildings	826,600
	Land	2,981,386
	Total	3,829,986
Obligations relating to collateral (in thousand yen)	Deposits	2,878
	Short-term loans payable	100,000
	Long-term loans payable (including current portion)	3,936,130
	Total	4,039,008
(2) Accumulated depreciation of plant, property and equipment (in thousand yen)		6,202,007

(3) Guarantee obligations for notes and accounts payables of affiliated companies (in thousand yen)
	Sanwa Parts Co., Ltd.	6,100
(4) Monetary claims and monetary obligations towards affiliated companies (in thousand yen)
	Short-term monetary claims	6,223
	Short-term monetary obligations	3,011
3. Notes concerning the Income Statement
Value of transactions with affiliated companies (in thousand yen)	Sales transactions
	Net sales	39,113
	Purchase of goods	1,747
	Selling, general and administrative expenses	5,400
	Volume of transactions other than sales transactions	95,982
4. Notes concerning Statement of Changes in Net Assets
Types and shares of treasury stock at the end of the business year	Common stock	528 shares

Notes to specific items

5. Notes concerning tax effect accounting
(1) Breakdown of main causes for the occurrence of deferred tax assets and deferred tax liabilities (in thousand yen)
Deferred tax assets
Loss from revaluation of securities	40,726
Valuation loss on golf membership rights	4,843
Allowance for bonuses payable	10,614
Allowance for point card certificates	35,347
Allowance for employee retirement benefits	95,605
Allowance for directors' retirement benefits	18,210
Accrued business office tax	2,087
Accrued enterprise tax	5,973
Accrued social insurance premiums	17,658
Depreciation	28,055
Impairment loss	179,868
Asset retirement obligations	82,386
Other	388
Deferred tax assets subtotal	521,765
Valuation allowance	(221,187)
Total deferred tax assets	300,578

Deferred tax liabilities (in thousand yen)
Asset retirement obligations	22,473
Valuation difference on marketable securities	127,238
Total deferred tax liabilities	149,712
Net amount of deferred tax assets	150,865

(2) Revision of the amount of deferred tax assets and deferred tax liabilities due to change of tax rate for corporate tax, etc.

Pursuant to the promulgation of the Act on Partial Revision of the Income Tax Act, etc. (Law No. 10 of 2014) on March 31, 2014, the special corporate tax for reconstruction is no longer levied from business years commencing on or after April 1, 2014.

As a result, the normal effective statutory tax rate used for the calculation of deferred tax assets and deferred tax liabilities will become 35.4% from the former 37.8% for temporary differences that are expected to be resolved in the business year commencing on February 21, 2015.

The effect that this change in tax rate will have on financial statements is minor.

(3) Change of tax rate for corporate tax, etc. after settlement date

Pursuant to the promulgation of the Act on Partial Revision of the Income Tax Act, etc. (Law No. 9 of 2015) on March 31, 2015, the corporate tax rate and enterprise tax rate will be lowered from business years commencing on or after April 1, 2014. As a result, the normal effective statutory tax rate used for the calculation of deferred tax assets and deferred tax liabilities will become 32.8% for temporary differences that are expected to be resolved in the business year commencing on February 21, 2016, and 32.1% for temporary differences that are expected to be resolved in the business year commencing on February 21, 2017, from the former 35.4%.

Due to this change of tax rate, in the event a recalculation is made based on temporary differences at the end of this business year, the amount of the deferred tax assets (the amount after deducting the amount of deferred tax liabilities) will be reduced by 6,135,000 yen, and the amount of the adjustment to corporate tax, etc. (debit) will increase by 18,075,000 yen.

Notes to specific items

6. Notes concerning noncurrent assets used pursuant to a lease

In addition to the noncurrent assets entered on the balance sheet, some buildings and structures are used pursuant to finance lease agreements that do not transfer ownership.

(1) The amount equivalent to the acquisition cost, amount equivalent to accumulated depreciation, and the amount equivalent to the balance at the end of the period for the leased property.
(in thousand yen)
	Amount equivalent to the acquisition cost	Amount equivalent to accumulated depreciation	Amount equivalent to the balance at end of period
Buildings	1,205,572	818,381	387,191
Structures	97,103	66,628	30,474
Total	1,302,675	885,009	417,666

(2) Amount equivalent to balance of unpaid lease fees at end of period (in thousand yen)

Less than one year	98,272
Over one year	442,493
Total	540,765

(3) Lease payments, the amount equivalent to depreciation, and the amount equivalent to interest paid (in thousand yen)

Lease payments	114,216
Amount equivalent to depreciation	81,417
Amount equivalent to interest paid	19,315

(4) Calculation method for the amount equivalent to depreciation

　　We use a straight line method with the lease term as the useful life and zero as the residual value.

(5) Calculation method for the amount corresponding to interest

　　We make the difference of the total amount of lease fees and the amount equivalent to the acquisition cost for the leased property the amount equivalent to interest, and we use the interest method for allocation to each period.

7. Notes concerning transactions with related parties

　Subsidiaries and affiliated parties, etc.

(in thousand yen)
Type	Name of company, etc.	Ratio of ownership of voting rights	Relationship to related party	Transaction details	Transaction amount (Note 2)	Item	End of period balance (Note 2)
Subsidiary	World Jumbo Co., Ltd	100% directly owned	Concurrently serving as officer for real estate leases	Leasing of real estate (Note 1)	46,800	Deferred income	1,203
Note 1: We determine the price and other terms and conditions by taking into consideration market conditions and after engaging in mutual consultations.

Note 2: Consumption tax, etc. is not included in the transaction amount. Consumption tax, etc. is included in the end of period balance.

8. Notes concerning information per share of stock

(1) Net assets per share of stock	1,013.23 yen

(2) Net income per share of stock	3.79 yen

Notes to specific items

9.                 Notes concerning material subsequent events

Execution of Share Exchange Agreement with DCM Holdings Co., Ltd.

At the board of directors meeting held on April 10, 2015, it was resolved to carry out a share exchange (the “Share Exchange”) making DCM Holdings Co., Ltd. (“DCM Holdings”) the wholly-owning parent company and Sanwado a wholly owned subsidiary company, and on that same date Sanwado executed a share exchange agreement.

It is intended that as a result of the Share Exchange, DCM Holdings will become Sanwado’s wholly-owning parent company, and the shares of Sanwado, which will become a wholly-owned subsidiary company, will be delisted as of June 26, 2015 (the final trading date will be June 25, 2015).

(1)               Purpose of the Share Exchange

Against the backdrop of a lower yen and rising share prices that are due to the government’s economic and monetary policies, the retail sector in Japan has seen an improvement in company earnings, and as result of expectations for economic recovery, there are also some encouraging signs of a recovery in consumer sentiment. At the same time, however, there are still numerous factors posing potential downside risk for the economy including the increase in the consumption tax, price increases for imported materials and merchandise due to the weaker yen, and abroad there is the lengthy and continuing economic stagnancy in Europe and the slowing down of growth in newly emerging countries, so difficult challenges remain. In the home center sector, although the market size itself is increasing slightly due to reconstruction demand after the Tohoku earthquake, expansion of the renovation market, and the like, growth is slowing, and with the continuing increase in the size and number of stores that are being aggressively opened primarily by major companies, we expect that there will be even fiercer competition in the mid- to long-term.

As the largest home center group in Japan, DCM Holdings has opened 559 stores in 36 prefectures (as of February 28, 2015). Sanwado is working to increase the scale of its business by opening new stores that are configured to meet local needs and strengthening dominant areas, aggressively deploying “DCM brand” products that are developed in-house, enhancing the method of presenting products in order to create sales floors that will receive the support of customers, working to reduce costs, and the like. Since its establishment, DCM Holdings has been striving to further strengthen the foundation of its business by welcoming associates who support DCM’s philosophy of “Service, Creation, and Solidarity” and who together with DCM Holdings aim to realize DCM (Demand Chain Management).

Since Sanwado’s founding in October 1966, it has developed its business primarily as an operator of home centers and a wholesaler of auto parts and accessories based in Aomori prefecture. After changing its corporate structure from a limited liability company to a stock company in 1988, Sanwado greatly increased the scale and activities of its business, and in recent years Sanwado has primarily operated in the four areas of “Living,” “Food,” “DIY & Green” and “Car & Leisure.” Sanwado recently expanded the “Food” business, and has developed the super center as a business model that merges home centers and the food business. Also, in Aomori and Hokkaido where Sanwado has its base, it has given itself the challenge of strengthening procurement power in home center products, with a focus on those in which home centers have an advantage, including the advantage Sanwado has in customer segments newly acquired through the development of the food business, to differentiate Sanwado’s business from other business categories.

Notes to specific items

Since both DCM Holdings and Sanwado have been operating stores in the same area, Aomori and Hokkaido, in light of the industry environment and the circumstances of both companies, from December 2014 DCM Holdings and Sanwado have been exploring the Share Exchange, whereby DCM Holdings would become the wholly-owning parent company by share exchange and Sanwado would become a wholly-owned subsidiary by share exchange. Sanwado expects that along with obtaining merchandise supply capacity for home center products such as the “DCM” brand private brand products and technical capability to operate the group company stores, by adding Sanwado’s own unique know-how, Sanwado will be able to improve profitability in a planned manner. The DCM Holdings group expects to expand its class of customers by adding a business form and know-how that it has not possessed up until now. After holding multiple discussions and negotiations, on April 10, 2015, Sanwado and DCM Holdings decided to carry out the Share Exchange for the purpose of increasing the overall company value of the DCM Holdings group by generating mutual synergies. Using the management resources and know-how that has been cultivated by DCM Holdings, we aim to create stores that are even more appealing to our local customers.

Going forward with our new partner, as well as expanding our business, we will strive for further growth of Sanwado and thus DCM Holdings group as a whole by realizing various synergies such as purchasing structure reform and cost savings that utilize benefits of scale.

(2)          Method of Share Exchange

It will be a share exchange that makes DCM Holdings the wholly-owning parent company by share exchange, and Sanwado a wholly-owned subsidiary by share exchange.

It is planned that the Share Exchange will take effect on July 1, 2015, without DCM Holdings receiving the approval of its general meeting of shareholders for the Share Exchange pursuant to the procedures for a simplified share exchange based on the provisions set forth in Article 796, Paragraph 3 of the Companies Act, and after Sanwado has obtained approval for the Share Exchange at Sanwado’s ordinary general meeting of shareholders that is scheduled to be convened on May 15, 2015.

(3)           Details of allocations related to the share exchange

(i)	Share allocation ratio

For one share of Sanwado’s common stock, 0.9 shares of DCM Holdings’ common stock will be allotted and delivered.

(ii)	Number of shares to be allocated and delivered in the Share Exchange

At the time of the Share Exchange, DCM Holdings plans to allocate and deliver to each shareholder of Sanwado (however, excluding DCM Holdings) as of the time immediately prior to DCM Holdings acquiring all of the issued shares of Sanwado 4,751,524 common shares (tentative) of DCM Holdings stock. DCM Holdings expects to exchange shares both by using its treasury stock and by issuing new shares.
Because Sanwado plans to eliminate all of its treasury stock pursuant to a resolution of a meeting of the board of directors to be held by the day prior to the effective date of the Share Exchange, the number of shares to be allocated and delivered in the Share Exchange may be revised based on reasons such as the acquisition or elimination of treasury stock by Sanwado.

10.           Other notes

Stated monetary amounts are rounded down to the nearest thousand yen.

Notes to specific items

Accounting Audit Report Pertaining to Consolidated Financial Statements
Audit Report by Independent Auditor

To: The Board of Directors of Sanwado Corporation	April 13, 2015

Ernst & Young ShinNihon LLC

Designated Limited Liability Partner:     Kazuhiko Kubosawa, Certified Public Accountant [seal]
Managing Partner:
Designated Limited Liability Partner:     Takahiro Ogawa, Certified Public Accountant [seal]
Managing Partner:

Pursuant to the provisions of Article 444(4) of the Companies Act, we conducted an audit of the consolidated financial statements, comprising the consolidated balance sheet, the consolidated income statement, the consolidated statement of changes in net assets, and the notes to consolidated financial statements, for Sanwado Corporation’s consolidated fiscal year from February 21, 2014 to February 20, 2015.

The business operator’s responsibility for consolidated financial statements
It is the responsibility of the business operator to prepare and properly present consolidated financial statements in conformity with corporate accounting standards that are generally accepted as fair and appropriate in Japan. This includes the establishment and operation of internal controls judged to be necessary by the business operator in order to prepare and properly present consolidated financial statements that do not contain material misrepresentations that are due to wrongdoing or error.

Our responsibility
It is our responsibility to express an opinion on the consolidated financial statements from an independent standpoint that is based on an audit performed by this audit corporation. We conducted an audit in conformity with audit standards that are generally accepted as fair and appropriate in Japan. The audit standards require that in order to obtain reasonable assurance as to whether or not there are material misrepresentations in the consolidated financial statements, we devise an audit plan and perform the audit in conformance therewith.

Consolidated Accounting Audit Report

In the audit, we carried out procedures in order to obtain audit evidence for the amounts and disclosures set forth in the consolidated financial statements. Pursuant to our judgment, the audit procedures were chosen and applied based on an assessment of the risk of material misrepresentations that are due to wrongdoing or error in the consolidated financial statements. Although the objective of the audit is not to present an opinion on the effectiveness of internal controls, when performing the risk assessment, we examined internal controls related to the preparation and proper presentation of the consolidated financial statements in order to draw up audit procedures that are appropriate for the circumstances. The audit also includes an examination of the overall presentation of the consolidated financial statements that encompasses an evaluation of the accounting policies adopted by the business operator, the methods of applying those policies, and the estimates made by the business operator.
We have determined that we have obtained sufficient and appropriate audit evidence on which to base our opinion.

Audit opinion:
We find that the aforementioned consolidated financial statements conform to corporate accounting standards that are generally accepted as fair and appropriate in Japan, and properly present in all material respects the status of the assets and the profits and losses in the period pertaining to the relevant consolidated financial statements of the corporate group comprised of Sanwado Corporation and its consolidated subsidiaries.

Emphasis of matter:
As stated in the material subsequent events, a resolution was made at the board of directors meeting convened on April 10, 2015 for Sanwado to carry out a share exchange making DCM Holdings Co., Ltd. the wholly-owning parent company and Sanwado a wholly-owned subsidiary company, and on that same date Sanwado executed a share exchange agreement.
This matter has no effect on our opinion.

Interests:
This audit corporation and its managing partners have no interests in Sanwado that should be stated pursuant to the provisions of the Certified Public Accountants Act.

End of document

Consolidated Accounting Audit Report

Accounting Audit Report Pertaining to Financial Statements
Audit Report by Independent Auditor

To: The Board of Directors of Sanwado Corporation	April 13, 2015

Ernst & Young ShinNihon LLC

Designated Limited Liability Partner:     Kazuhiko Kubosawa, Certified Public Accountant [seal]
Managing Partner:
Designated Limited Liability Partner:     Takahiro Ogawa, Certified Public Accountant [seal]
Managing Partner:

Pursuant to the provisions of Article 436(2)(i) of the Companies Act, we conducted an audit of the financial statements, comprising the balance sheets, the income statement, the statement of changes in net assets, and the notes to unconsolidated financial statements and their annexed detailed statements, for Sanwado Corporation’s 43rd business year from February 21, 2014 to February 20, 2015.

The business operator’s responsibility for financial statements, etc.
It is the responsibility of the business operator to prepare and properly present financial statements and their annexed detailed statements in conformity with corporate accounting standards that are generally accepted as fair and appropriate in Japan. This includes the establishment and operation of internal controls judged to be necessary by the business operator in order to prepare and properly present financial statements and their annexed detailed statements that do not contain material misrepresentations that are due to wrongdoing or error.

Our responsibility
It is our responsibility to express an opinion on the financial statements and their annexed detailed statements from an independent standpoint that is based on an audit performed by this audit corporation. We conducted an audit in conformity with audit standards that are generally accepted as fair and appropriate in Japan. The audit standards require that in order to obtain reasonable assurance as to whether or not there are material misrepresentations in the financial statements and their annexed detailed statements, we devise an audit plan and perform the audit in conformance therewith.

Unconsolidated Accounting Audit Report

In the audit, we carried out procedures in order to obtain audit evidence for the amounts and disclosures set forth in the financial statements and their annexed detailed statements. Pursuant to our judgment, the audit procedures were chosen and applied based on an assessment of the risk of material misrepresentations that are due to wrongdoing or error in the financial statements and their annexed detailed statements. Although the objective of the audit is not to represent an opinion on the effectiveness of internal controls, when performing the risk assessment, we examined internal controls related to the preparation and proper presentation of the financial statements and their annexed detailed statements in order to draw up audit procedures that are appropriate for the circumstances. The audit also includes an examination of the overall presentation of the consolidated financial statements that encompasses an evaluation of the accounting policies adopted by the business operator, the methods of applying those policies, and the estimates made by the business operator.
We have determined that we have obtained sufficient and appropriate audit evidence on which to base our opinion.

Audit opinion:
We find that the aforementioned financial statements and their annexed detailed statements conform to corporate accounting standards that are generally accepted as fair and appropriate in Japan, and properly present in all material respects the status of the assets and the profits and losses in the period pertaining to the relevant financial statements and their annexed detailed statements.

Emphasis of matter:
As stated in the material subsequent events, a resolution was made at the board of directors meeting convened on April 10, 2015 for Sanwado to carry out a share exchange making DCM Holdings Co., Ltd. the wholly-owning parent company and Sanwado a wholly-owned subsidiary company, and on that same date Sanwado executed a share exchange agreement.
This matter has no effect on our opinion.

Interests:
This audit corporation and its managing partners have no interests in Sanwado that should be stated pursuant to the provisions of the Certified Public Accountants Act.

End of document

Unconsolidated Accounting Audit Report

  Audit Report by Board of Company Auditors
Audit Report

Concerning the execution of duties by directors during the 43rd business year from February 21, 2014 to February 20, 2015, based on the audit reports prepared by each company auditor, and after careful discussions, this board of company auditors has compiled this Audit Report, and reports as follows.

1. Method and details of audit by company auditors and the board of company auditors

In addition to establishing an audit policy, a division of duties, and the like, and receiving reports from each company auditor on the status and results of the implementation of audits, the board of company auditors has received reports from the directors, etc. and the accounting auditor on the status of the execution of their duties, and has requested explanations as necessary.

Each company auditor, in conformity with the company auditor audit standards prescribed by the board of company auditors and in accordance with the audit policy, division of duties, and the like, in addition to endeavoring to enhance the gathering of information and the environment for auditing by striving to communicate with directors, internal audit departments and other employees, etc., attended meetings of the board of directors and other important meetings, received reports from directors and employees, etc. on the status of the execution of their duties and requested explanations when necessary, inspected material approval documents, etc., and investigated the status of operations and assets at the headquarters and the main places of business. Further, each company auditor regularly received reports from the directors and employees, etc., requested explanations as necessary, and expressed opinions about the contents of board of directors resolutions concerning the maintenance of the systems prescribed in Article 100(1) and Article 100(3) of the Ordinance for Enforcement of the Companies Act as necessary in order to ensure proper operations by stock companies, such as systems to ensure that the execution of duties by the directors as described in the business report is in compliance with laws and regulations and the articles of incorporation, and the status of the development and operation of the systems (internal control systems) that are maintained based on those resolutions.

With regard to subsidiaries, the board of company auditors worked to communicate and exchange information with the directors and company auditors, etc. of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, the board of company auditors studied the business report and its annexed detailed statements pertaining to this business year.

Moreover, as well as monitoring and verifying whether the accounting auditor maintains an independent position and properly implements its audit, the board of company auditors received reports and requested explanations as necessary from the accounting auditor on the status of the execution of its duties. Further, the board of company auditors received a notice from the accounting auditor to the effect that it maintains “systems in order to ensure that its duties are properly performed (matters listed in each item under Article 131 of the Ordinance on Company Accounting) in accordance with “quality control standards for auditing” (October 28, 2005, Business Accounting Council), etc., and requested explanations as necessary. Based on the above methods, the board of company auditors studied the financial statements (balance sheets, income statement, statement of changes in net assets, and the notes to unconsolidated financial statements), and their annexed detailed statements, and the consolidated financial statements (consolidated balance sheet, consolidated income statement, consolidated statement of changes in net assets, and notes to consolidated financial statements) pertaining to this business year.

Audit Report by the Board of Company Auditors

2. Audit results

(1) Audit results for the business report, etc.

(i) We find that the business report and its annexed detailed statements correctly indicate the status of the company in accordance with laws and regulations and the articles of incorporation.

(ii) We found no unlawful act or material fact that is in violation of laws and regulations or the articles of incorporation concerning the execution of duties by the directors.

(iii) We find that the contents of board of directors’ resolutions concerning internal control systems are appropriate. Further, we found no matters that should be raised with regard to the details stated in the business report or the execution of the directors’ duties concerning those internal control systems.

(2) Audit results for financial statements and their annexed detailed statements

We find that the audit methods and results of Ernst & Young ShinNihon LLC are appropriate.

(3) Audit results for consolidated financial statements

We find that the audit methods and results of Ernst & Young ShinNihon LLC are appropriate.

April 13, 2015

Sanwado Corporation, board of company auditors

Ryozo Ota, Full-time Company Auditor [seal]

Junichiro Seo, Company Auditor [seal]

Mamoru Baba, Company Auditor [seal]

Note: Full-time Company Auditor Ryozo Ota, Company Auditor Junichiro Seo, and Company Auditor Mamoru Baba are outside company auditors as prescribed in Article 2(xvi) and Article 335(3) of the Companies Act.

End of document
Audit Report by the Board of Company Auditors

General Shareholders’ Meeting Reference Materials

Agenda item 1　Disposition of surplus funds

　We wish to handle the disposition of surplus funds as follows.

　1. Matters Regarding the Year-End Dividend

We wish to set the dividend at the end of the 43rd business year as follows, from the perspective of continuing to provide stable dividends, and in light of performance during the business year.

(1) Types of Dividend Assets

Cash

(2) Dividend Assets Allocation and Total Amount of Dividend Assets

Per share of Sanwado common stock　　　　　12 yen

Total amount of dividend　　　　　　　　　63,353,664 yen

(3) Effective Date of the Surplus Dividend

May 18, 2015

Disposition of surplus funds

Sanwado Corp. and DCM Holdings Co., Ltd.

Agenda item 2　Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd.

　The Boards of Directors of Sanwado Corp. (“Sanwado”) and DCM Holdings Co., Ltd. (“DCM Holdings”) at meetings held on April 10, 2015 resolved to execute a share exchange (the “Share Exchange”) whereby DCM Holdings will become the wholly-owning parent company and Sanwado will become a wholly-owned subsidiary company, and on the same date both companies signed a share exchange agreement (the “Share Exchange Agreement”).

We therefore request your approval regarding the execution of the Share Exchange Agreement.

　It is intended that the Share Exchange will take effect on July 1, 2015, and that the Share Exchange will be executed without DCM Holdings receiving the approval of its general meeting of shareholders for the Share Exchange pursuant to the procedures for a simplified share exchange based on the provisions set forth in Article 796, Paragraph 3 of the Companies Act.

　If this agenda item is approved, it is intended that as of July 1, 2015, which is the effective date of the Share Exchange, DCM Holdings will become Sanwado’s wholly-owning parent company, and the shares of Sanwado, which will become a wholly-owned subsidiary company of DCM Holdings, will be delisted as of June 26, 2015 (the final trading date will be June 25, 2015).

1.           Reasons for the Share Exchange

　The retail sector in Japan has seen signs of economic recovery owing to the government’s fiscal and economic policies, but there are also some factors posing potential downside risk for the economy including the recent increase in the consumption tax and price increases for imported materials and merchandise due to a lower yen. There is a lack of buoyancy in consumer sentiment and difficult challenges remain.

　Since Sanwado was founded, it has developed its business primarily as an operator of home centers and a seller of auto parts and accessories, and has recently expanded the “Food” business. Sanwado has been working to build a solid foundation, with its sales bases in Aomori, Hokkaido, and Akita. As the largest home center group in Japan in terms of sales, DCM Holdings operates 559 stores in 36 prefectures (as of February 28, 2015). Sanwado expects that, by becoming a wholly-owned subsidiary company of DCM Holdings as a result of the Share Exchange, it will enhance its merchandise supply capacity for home center products such as the “DCM” private brand products and will develop its technical capability to operate the group company stores, which will contribute to greater convenience for customers.

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd.

2. Content and Outline of the Share Exchange Agreement

　The content of the Share Exchange Agreement entered into between Sanwado and DCM Holdings on April 10, 2015 is as follows.

Share Exchange Agreement (Copy)

THIS SHARE EXCHANGE AGREEMENT (this “Agreement”) is made and entered into by and between DCM Holdings Co., Ltd. (“DCM Holdings”) and Sanwado Corp. (“Sanwado”) as follows.

Article 1　Share Exchange

DCM Holdings and Sanwado shall, in accordance with the provisions of this Agreement, execute a share exchange as a result of which DCM Holdings becomes the wholly-owning parent company of Sanwado and Sanwado becomes a share exchange wholly-owned subsidiary company of DCM Holdings (the “Share Exchange”).

Article 2　Trade Name and Address

The trade names and addresses of DCM Holdings and Sanwado are as follows.

(1) DCM Holdings (wholly-owning parent company)

Trade name: DCM Holdings Co., Ltd. Address: 6-22-7 Minamioi, Shinagawa-ku, Tokyo

（2）Sanwado (share exchange wholly-owned subsidiary company)

Trade name: Sanwado Corp. Address: 69-1 Aza-Miyoshi, Oaza-Ishie, Aomori City, Aomori Prefecture

Article 3　 Shares to be allocated and delivered in the Share Exchange

1.           At the time of the Share Exchange, DCM Holdings shall allocate and deliver to each shareholder of Sanwado (excluding DCM Holdings; the “Shareholders Subject to Allocation”) as of the time immediately prior to DCM Holdings acquiring all of the issued shares of Sanwado (the “Time of Record”) the number of common shares calculated by multiplying the total number of Sanwado shares that shareholder owns by 0.9.

2.           At the time of the Share Exchange, DCM Holdings shall allocate 0.9 common shares of DCM Holdings stock to the Shareholders Subject to Allocation for each common share of its Sanwado stock.

3.           In accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations, if there are Shareholders Subject to Allocation who, in accordance with the provisions of the preceding two paragraphs, are to receive a fraction of less than one common share of DCM Holdings

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd.

stock in conjunction with the Share Exchange, DCM Holdings will sell the number of shares equivalent to the sum of all of the fractions less than one share (discarding the fraction if the sum includes a fraction less than one share) and deliver the proceeds to those shareholders in proportion to the fractions attributed to them.

Article 4　DCM Holdings Capital and Reserve Amounts

DCM Holdings’ capital and reserve amounts that will increase at the time of the Share Exchange are as follows.

(1) Capital	0 yen

(2) Capital Reserve	The variable amount of shareholders' equity, etc. provided in Article 39(1) of the Company Accounting Ordinance

(3) Interest Reserve	0 yen

Article 5　Effective date of the Share Exchange

The Share Exchange will take effect on July 1, 2015 (the “Effective Date”); provided, however, that DCM Holdings and Sanwado may change this date upon consultation and agreement if it is necessary due to the progress of the Share Exchange procedures.

Article 6　General Meeting of Shareholders for Approval of the Share Exchange Agreement

1.           In accordance with the provisions set forth in Article 796, Paragraph 3 of the Companies Act, the Share Exchange will be executed without DCM Holdings receiving the approval of its general meeting of shareholders provided in Article 795, Paragraph 1 of the Companies Act with respect to this Agreement; provided, however, that if approval of this Agreement by DCM Holdings’ general meeting of shareholders becomes necessary in accordance with the provisions set forth in Article 796, Paragraph 4, DCM Holdings shall hold a general meeting of shareholders by the date before the Effective Date, and shall request resolutions regarding approval of this Agreement and the matters required for the Share Exchange.

2.           Sanwado shall request resolutions regarding approval of this Agreement and the matters required for the Share Exchange at the ordinary general meeting of shareholders scheduled to be held on May 15, 2015; provided, however, that DCM Holdings and Sanwado may change the date of the general meeting of shareholders regarding resolutions regarding approval of this Agreement and the matters required for the Share Exchange upon consultation and agreement if it is necessary due to the progress of the Share Exchange procedures or due to other grounds.

Article 7　Sanwado’s Elimination of Treasury Stock

Sanwado shall eliminate all of its treasury stock as of the Time of Record by a resolution of a meeting of the Board of Directors to be held by the day prior to the Effective Date (including treasury stock acquired in accordance with share purchase demands by Sanwado shareholders under Article 785 of the Companies Act).

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd.

Article 8　Management of Company Assets

DCM Holdings and Sanwado shall perform their respective duties and manage and operate the assets with the due care of a good manager from the execution date of this Agreement to the Effective Date, and unless otherwise provided in this Agreement, shall carry out any acts that may have a material effect on their respective assets, business results, business, or rights and duties only upon prior consultation and agreement between them.

Article 9　Dividends from Surplus

1.           DCM Holdings may pay a maximum of 10 yen per common share as dividends from surplus to the shareholders and registered share pledgees recorded in the final shareholders’ register of February 28, 2015 upon obtaining approval at the ordinary general meeting of shareholders scheduled to be held on May 28, 2015.

2.           Sanwado may pay a maximum of 12 yen per common share as dividends from surplus to the shareholders and registered share pledgees recorded in the final shareholders’ register of February 20, 2015 upon obtaining approval at the ordinary general meeting of shareholders scheduled to be held on May 15, 2015.

3.           DCM Holdings and Sanwado shall not pay dividends from surplus for which the record date is after the execution of this Agreement and before the Effective Date, except in the cases set forth in the preceding two paragraphs.

Article 10　Effect of this Agreement

This Agreement will lose effect if it falls under any of the following.

(1) In the case of the proviso under Article 6, Paragraph 1, the approval of DCM Holdings’ general meeting of shareholders cannot be obtained by the day before the Effective Date;

(2) The approval of Sanwado’s general meeting of shareholders provided in Article 6, Paragraph 2 cannot be obtained by the day before the Effective Date;

(3) This Agreement is cancelled in accordance with Article 11; or

(4) The approval of the relevant government authorities, etc. provided under laws and regulations and required for the Share Exchange cannot be obtained by the day before the Effective Date.

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd.

Article 11　Amendment of Share Exchange Terms and Cancellation of this Agreement

If a material change arises with respect to the assets or management of DCM Holdings or Sanwado during the period from the execution of this Agreement to the Effective Date, DCM Holdings and Sanwado may amend the terms of the Share Exchange or cancel this Agreement upon consultation and agreement.

Article 12　Governing Law and Court with Jurisdiction

This Agreement is governed by and shall be construed in accordance with the laws of Japan. If any dispute arises regarding the performance or interpretation of this Agreement the Tokyo District Court will have exclusive jurisdiction as the court of first instance.

Article 13　Consultation

DCM Holdings and Sanwado shall determine any matters required regarding the Share Exchange that are not provided in this Agreement upon consultation and agreement in accordance with the purpose of this Agreement.

In witness whereof, this Agreement is prepared in duplicate and DCM Holdings and Sanwado each retain one counterpart upon affixing their names and seals hereto.

April 10, 2015

DCM Holdings:	DCM Holdings Co., Ltd.
6-22-7 Minamioi, Shinagawa-ku, Tokyo

Toshihiro Hisada, Representative Director and President
Sanwado:	Sanwado Corp.
69-1 Aza-Miyoshi, Oaza-Ishie, Aomori City, Aomori Prefecture

Katsuhiro Nakamura, Representative Director and President

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd.

3.           Article 184 of the Ordinance for Enforcement of the Companies Act

(1)  Matters Regarding Adequacy of Consideration

(i) Allocation under the Share Exchange

Company	DCM Holdings (wholly-owning parent company pursuant to share exchange)）	Sanwado (wholly-owned subsidiary company pursuant to share exchange)
Share exchange ratio for the Share Exchange	1	0.9
Number of shares to be allocated and delivered through the Share Exchange	DCM Holdings common shares: 4,751,524 (tentative)

 Note 1: Share exchange ratio

　0.9 common shares of DCM Holdings stock will be allocated and delivered for each common share of Sanwado stock.

Note 2: Number of shares to be allocated and delivered in the Share Exchange

　At the time of the Share Exchange, DCM Holdings plans to allocate and deliver to each shareholder of Sanwado (excluding DCM Holdings) as of the time immediately prior to DCM Holdings acquiring all of the issued shares of Sanwado 4,751,524 common shares (tentative) of DCM Holdings stock. DCM Holdings expects to exchange shares both by using its treasury shares and by issuing new shares.

Because Sanwado plans to eliminate all of its treasury shares by a resolution of the Board of Directors to be held by the day prior to the effective date of the Share Exchange, the number of shares to be allocated and delivered in the Share Exchange may be revised based on reasons such as the acquisition and elimination of treasury shares by Sanwado.

Note 3: Treatment of shares less than one unit

　In accordance with the provisions of Article 192, Paragraph 1 of the Companies Act, shareholders of Sanwado who hold as a result of the Share Exchange shares of DCM Holdings stock of less than one unit (fewer than 100 shares) may demand that DCM Holdings purchase their shares of less than one unit; however, they may not sell their shares of less than one unit on a financial instruments exchange.

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd.

Note 4: Treatment of a fraction of less than one share

　In accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations, if there are Sanwado shareholders who receive a fraction of less than one common share of DCM Holdings stock in conjunction with the Share Exchange, DCM Holdings will sell the number of shares equivalent to the sum of all of the fractions less than one share (discarding the fraction if the sum includes a fraction less than one share) and deliver the proceeds to those shareholders in proportion to the fractions attributed to them.

(2) Treatment of share options and bonds with share options

　Sanwado has not issued any share options or bonds with share options.

(3) Basis for the allocation in the Share Exchange

(a) Basis and reasons for the allocation in the Share Exchange

　In order to establish the exchange ratio shown above, both companies separately engaged third party financial advisors independent of themselves to calculate the appropriate exchange ratio. DCM Holdings selected Maxus Corporate Advisory Inc. (“Maxus Corporate Advisory”) and Sanwado selected Nomura Securities Co., Ltd. (“Nomura Securities”) as their respective financial advisors for performing financial analyses on the exchange ratio. DCM Holdings and Sanwado, taking into account the advice and exchange ratios as analyzed by their respective financial advisors as well as considering the financial condition, trends in performance, share price movements and other factors relating to the two companies, judiciously conferred and negotiated with each other at length. From that process they reached a determination that the share exchange ratio given above is reasonable and is in the best interest of their respective shareholders.

　In regard to DCM Holdings, given that it is listed in the First Section of the Tokyo Stock Exchange and has a market-based share price, Maxus Corporate Advisory performed financial analyses on the exchange ratio using the market share price method taking April 8, 2015 as the analysis base date, and utilizing the simple closing average prices for the period from March 27, 2015, one business day after March 26, 2015, the date on which Sanwado published its press release on “Revisions to Financial Forecasts and Impairment Charges”, for one-month (from March 9, 2015),

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd.

three-month (from January 9, 2015) and six-month (from October 9, 2014) periods prior to the analysis base date and also used the discounted cash flow method (“DCF Method”) in order to account for the company’s future business prospects.

　In regard to Sanwado, given that it is listed on JASDAQ and has a market based share price, Maxus Corporate Advisory performed financial analyses on the exchange ratio using the market share price method taking April 8, 2015 as the analysis base date, and utilizing the simple closing average prices for the period from March 27, 2015, one business day after March 26, 2015, the date on which Sanwado published its press release on “Revisions to Financial Forecasts and Impairment Charges”, for one-month (from March 9, 2015), three-month (from January 9, 2015) and six-month (from October 9, 2014) periods prior to the analysis base date and also used the DCF Method in order to account for the company’s future business prospects.

　The results of the financial analysis under each method when taking the price of one share of DCM Holdings stock as 1 are as shown in the table below.

Method	Range of the share exchange ratio analyzed
Market share price method	0.725 — 0.857
DCF Method	0.649 — 0.917

　In deriving the above exchange ratios Maxus Corporate Advisory as a rule used as-is the information provided to it from both companies and publicly disclosed information, etc., and made the assumption that those materials and information were all complete and correct and that there were no facts undisclosed to Maxus Corporate Advisory that could have a material impact on its financial analyses of the exchange ratio without itself independently verifying the completeness or correctness of the above sources. Maxus Corporate Advisory also did not independently valuate, appraise or assess, including making any analysis or valuation of particular separate assets or liabilities, the assets and liabilities of the two companies, their subsidiaries or affiliated companies (including unrecorded assets and liabilities and other contingent liabilities) nor did it engage a third party to make appraisals or assessments. Maxus Corporate Advisory’s financial analyses are based on information and the economic situation as of April 8, 2015 and on the premise that the financial forecasts of both companies reflected in those financial analyses are reasonably reviewed or prepared in accordance with the best estimates and judgments that could be obtained at the time by both companies.

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd.

There is no fiscal year with respect to which a large increase or decrease in earnings as compared to the prior fiscal year was projected in the future profit plans of DCM Holdings which Maxus Corporate Advisory used as the basis for its analyses when using the DCF Method. With regard to Sanwado, on the other hand, there are fiscal years with respect to which a large increase in earnings as compared to the prior fiscal year was projected in the future profit plans which Maxus Corporate Advisory used as the basis for its financial analyses when using the DCF Method. Net income is projected to be approximately 300 million yen with respect to the fiscal year ending February 29, 2016, mainly due to the absence of impairment loss booked in the fiscal year ended February 28, 2015. Operating income is projected to increase by 50% for the fiscal year ending February 28, 2017 and by 30% for the fiscal year ending February 28, 2018, in each case as compared to the prior fiscal year, mainly due to the expectation of new store openings and cost reduction through commercial efforts.

　Nomura Securities, given that each company is listed on the Tokyo Stock Exchange and has a market based share price, performed financial analyses on the exchange ratio for the shares of each of the companies using the market share price method (taking April 8, 2015 as the analysis base date and using the closing average for each one week, one month, three month and six month period counting backwards from the analysis base date), and because there are multiple comparable listed companies for Sanwado and it is possible to infer a share price by analogy using comparable company analysis, Nomura Securities used comparable company analysis and also the DCF Method in order to account for the company’s future business prospects.

　The range of the results of the analysis under each method when taking the price of one share of DCM Holdings stock as 1 are as shown in the table below.

Method		Results of the share exchange ratio
DCM Holdings	Sanwado	analyzed
	Market share price method	0.680 — 0.857
Market share price method	Comparable company analysis	0.799 — 1.152
	DCF Method	0.716 —1.016

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd.

　In deriving the above exchange ratios Nomura Securities as a rule used as-is the information provided to it from both companies and as-is publicly disclosed information, etc., and made the assumption that those materials and information were all complete and correct and that there were no facts undisclosed to Nomura Securities that could have a material impact on its financial analyses of the exchange ratio without itself independently verifying the completeness or correctness of the above sources. Nomura Securities also did not independently valuate, appraise or assess, including making any analysis or valuation of particular separate assets or liabilities, the assets and liabilities of the two companies, their subsidiaries or affiliated companies (including unrecorded assets and liabilities and other contingent liabilities) nor did it engage a third party to make appraisals or assessments. Furthermore, Nomura Securities’ financial analyses are based on the premise that the financial forecasts of both companies reflected in those financial analyses are reasonably considered and prepared in accordance with the best estimates and judgments that could be obtained at the time by the management teams of both companies.

　There is a fiscal year with respect to which a large increase in earnings as compared to the prior fiscal year was projected in the future profit plans of Sanwado which Nomura Securities used as the basis for its financial analyses when using the DCF Method. Net income is projected to be approximately 300 million yen with respect to the fiscal year ending February 29, 2016, due to the absence of impairment loss booked in the fiscal year ending February 28, 2015. Operating income is projected to increase by 50% for the fiscal year ending February 28, 2017 and by 30% for the fiscal year ending February 28, 2018, in each case as compared to the prior fiscal year, mainly due to the expectation of new store openings and cost reduction through commercial efforts. In order to ensure the fairness of the exchange ratio in the Share Exchange, DCM Holdings and Sanwado each engaged third party financial advisors to perform financial analyses on the exchange ratio and then, taking into account the results of those financial analyses, the two companies upon discussion and negotiation agreed at their respective Board of Directors’ meetings held on April 10, 2015 to carry out the Share Exchange based on the exchange ratio above and entered into the Share Exchange Agreement.

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd

(iv) Matters regarding adequacy of the DCM Holdings Capital and Reserve Amounts

　DCM Holdings’ capital and reserve amounts, which will increase at the time of the Share Exchange, are as follows.

Capital	0 yen

Capital Reserve	The variable amount of shareholders' equity, etc. provided in Article 39(1) of the Company Accounting Ordinance

Interest Reserve	0 yen

We believe that the above capital and reserve amounts are adequate from the perspective of securing a flexible capital policy.

(v) Reason for Choosing DCM Holdings shares as Consideration

　Sanwado and DCM Holdings chose shares in DCM Holdings, the wholly-owning parent company, as consideration for the Share Exchange.

　Sanwado and DCM Holdings consider that this is appropriate as consideration for the Share Exchange for the following reasons.

(a) DCM Holdings is listed in the First Section of the Tokyo Stock Exchange and the shares are easy to realize.

(b) Sanwado and DCM Holdings will integrate their business through the Share Exchange, and by having the shareholders of Sanwado, which will be a wholly-owned subsidiary company, receive DCM Holdings shares as consideration, it will be possible to benefit from the synergies arising from the business integration through the Share Exchange.

(vi) Matters Considered to Prevent Harming the Interests of DCM Holdings Shareholders

　As discussed above, in order to ensure the fairness of the exchange ratio in the Share Exchange, DCM Holdings and Sanwado each engaged third party financial advisors to perform financial analyses on the exchange ratio and then, taking into account the results of those financial analyses, the two companies upon discussion and negotiation agreed to carry out the Share Exchange based on the exchange ratio above.

　DCM Holdings selected SATO & Partners and Sanwado selected Shimada Hamba & Osajima as their legal advisors for the Share Exchange and received their counsel regarding the various procedures for the Share Exchange and the method and process of decision making by the companies’ Boards of Directors.
Neither SATO & Partners nor Shimada Hamba & Osajima has any material interest in DCM Holdings or Sanwado concerning the Share Exchange.

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd

(2) Reference Matters Regarding Consideration

(i) DCM Holdings’ Articles of Incorporation

Please refer to “The 43rd Ordinary General Shareholders’ Meeting Reference Materials (supplement)” enclosed herein.

(ii) Matters Regarding Realization of the Consideration

(a)               Exchange

First Section of the Tokyo Stock Exchange

(b)              Party acting as broker, intermediary, or agent for the transaction

Securities companies throughout Japan

(c)               Market price

The average closing share price for the previous one month, three month, and six month periods, for the DCM Holdings shares that are the consideration for the Share Exchange are as follows.

One month	Three months	Six months
921.4 yen	854.1 yen	798.1 yen

 (d)             DCM Holdings’ balance sheets

This is omitted as DCM Holdings has submitted a Securities Report.

(3) DCM Holdings’ Financial Statements for the Last Business Year

Please refer to “The 43rd Annual Ordinary General Shareholders’ Meeting Reference Materials (supplement)” enclosed herein.

(4) Matters Regarding the Disposal of Material Assets, etc. of the Companies Subject to the Share Exchange after the End of the Last Business Year

(i) Sanwado

None

(ii) DCM Holdings

None

Approval of the Share Exchange Agreement between Sanwado Corp. and DCM Holdings Co., Ltd

Agenda item 3: Election of five directors

　The terms of all (five) of the directors will end at the end of this shareholders’ meeting, and we request that you elect five new directors in their place.

　The director candidates are as follows.

Candidate No.	Name (Date of Birth)	History, and Positions and Responsibilities at Sanwado (Material Concurrent Posts)	No. of Sanwado Shares Owned
1	Katsuhiro Nakamura (January 24, 1946)
August 1972
Sanwado Founder and Representative Director and President (current position)

February 1981
New Way Co., Ltd. (merged with Sanwado)
Representative Director and President

December 1988
Point Co., Ltd. (merged with Sanwado)
Representative Director and President

July 1989
Sanwa Buhin Co., Ltd. (merged with Sanwado)
Representative Director and President

June 1992
Home Center Matsuzaki Co., Ltd. (merged with Sanwado)
Representative Director and President
362,200 shares
2	Katsunori Nakamura (September 9, 1948)
October 1976
Joined Sanwado

May 1981
Director
Southern Block Sales Manager

May 1993
Director and Vice President Responsible for Sapporo Region

May 1997
World Jumbo Co., Ltd.
Representative Director and President
(current position)

August 2008
Director and Vice President
Hokkaido Store Operations Manager

February 2010
Director and Vice President and Head-New Business Paradigms Development and Head-
Administration (current position)
75,900 shares
3	Tai Nakamura (February 5, 1974)
October 1998
Joined IBM Japan

November 2004
Left IBM Japan

December 2004
Established Yugen Kaisha MU
Representative Director

July 2013
Joined Sanwado

March 2014
Sales Manager

May 2014
Managing Director and Sales Manager
(current position)
600 shares

Candidate No.	Name (Date of Birth)	History, and Positions and Responsibilities at Sanwado (Situation Regarding Material Concurrent Posts)	No. of Sanwado Shares Owned
4	Makoto Watanabe (November10, 1972)
April 1992
Joined Sanwado

January 2006
Manager of Shimoda Store

August 2008
Sales Division Product Manager

March 2011
Executive Officer and Product Manager

May 2013
Managing Director and Product Manager
 (current position)
- shares
5	Hiroto Kobayashi (April 2, 1945)
February 1975
Established Koso Co., Ltd.
Representative Director and President

April 1985
Left Koso Co., Ltd.

June 1985
Established SunBeam Co., Ltd.
Representative Director and President

May 2011
External Director (current position)
4,400 shares

Notes:        1. Director Candidate Katsunori Nakamura serves concurrently as the Representative Director and President of World Jumbo Co., Ltd.

Sanwado purchases car products from World Jumbo Co., Ltd. and has conducted land and building lease transactions with World Jumbo Co., Ltd..

2. There are no particular conflicts of interest between the other director candidates and Sanwado.

3. Hiroto Kobayashi is an external director candidate.

4. The reason that we propose Hiroto Kobayashi as an external director candidate is that he has a great deal of experience in managing companies, and is very familiar with developments in the retail industry. For these reasons we believe that he would provide guidance regarding transparency and efficiency in management, and we believe that he would properly perform the responsibilities of an external director.

5. Hiroto Kobayashi is currently an external director of Sanwado, and as of the end of this general meeting of shareholders he will have held the position for four years.

Election of five directors

Agenda item 4: Appointment of one auditor

　Auditor Mamoru Baba’s term expires at the end of this shareholders’ meeting, and we request that you elect a new auditor in his place.

　The Board of Auditors has approved this agenda item.

　The auditor candidate is as follows.

Name (Date of Birth)	History, and Positions and Responsibilities at Sanwado (Material Concurrent Posts)	No. of Sanwado Shares Owned
April 1968 Joined Aomori Bank, Ltd.
June 1997 Manager of the Hachinohe Branch, Aomori Bank, Ltd.
Mamoru Baba	June 2001 Director and Manager of the Sales Management Department, Aomori Bank, Ltd.
(February18, 1945)	June 2005 Managing Director, Aomori Bank, Ltd.	- shares
June 2008 Aogin Lease, Inc. Representative Director and President
May 2011 Sanwado External Auditor (current position)
June 2012 Konan Bus Co., Ltd. Director and Chairman (current position)

Notes:

1. Auditor candidate Mamoru Baba is an external auditor candidate.

2. There is no conflict of interest between the candidate and Sanwado.

3. Auditor candidate Mamoru Baba has been involved in bank operations for a long time and has specialized knowledge and an extensive network. We propose him for election as external auditor because we believe that he can offer guidance for improved corporate governance and risk management and the like.

4. Mamoru Baba is currently an external auditor of Sanwado, and as of the end of this general meeting of shareholders he will have held the position for four years.

Appointment of one auditor

Agenda item 5: Payment of officer bonuses

In light of performance this period we wish to pay the five directors (including one external director) as of the end of the current period a total of 4,150,000 yen (of which 200,000 is for the external director), and the three auditors a total of 650,000 yen, as officer bonuses.

End of document

Venue for the General Meeting of Shareholders

Venue: 69-1 Aza-Miyoshi, Oaza-Ishie, Aomori City, Aomori Prefecture

Sanwado Headquarters (Conference Room, 2F)

Telephone: 017-782-3200

    Nearest Train Station: Approximately 10 minutes by taxi from the west exit of JR Aomori Station

Approximately 5 minutes by taxi from the east exit of JR Shin-Aomori Station

Area Map

Map

Reference Materials for 43rd Ordinary Shareholders Meeting (attachment)

Materials for Agendum No. 2
(Matters relating to DCM Holdings Co., Ltd.)

Articles of Incorporation

Amended on May 27, 2010
Amended on May 28, 2009
Amended on May 29, 2008
Amended on May 24, 2007
Enacted on September 1, 2006

Articles of Incorporation

Chapter I.                                General Provisions

Article 1: Trade Name
The name of the Company shall be DCM Holdings K.K. In English, the Company shall be called DCM Holdings Co., Ltd.

Article 2: Purpose
The purpose of the Company shall be to engage in the following businesses, and to control and manage the business activities of companies that engage in the following businesses and companies that engage in businesses that are similar to the following business by owning shares of such companies.
1.	Home center retail businesses and the manufacturing, processing, wholesaling and sale of products related to such retail businesses.
2.	Sale of gardening products, garden exterior products, plants, pets, and pet products.
3.	Sale of work supplies, hardware, tools, lumber, building materials, paint, and adhesives.
4.	Sale of cycling and leisure products, and automobile products.
5.	Sale of daily necessities, health and beauty care products, dining and kitchen products, bath products and toiletries, clothing, and stationery.
6.	Sale of interior products, sleepwear, bedding, furniture, and storage goods.
7.	Sale of home electronics, electronic materials, and lighting.
8.	Sale of pharmaceuticals, quasi-drugs, and medical equipment,
9.	Sale of cereals, liquor, salt, fuel, tobacco, drinking water, groceries, postage stamps, and revenue stamps.
10.	Sale of watches, jewelry, precious metals, fine arts and crafts, antiques, tomb stones, and stone monuments.
11.	Rental, import and export, and consignment services for products listed in the foregoing items and related products.
12.	Subcontracting of installation of products, alterations and extensions of residences, and residential renovation.
13.	Photography services, barbers and beauty salons, cleaning services, printing services, and copying services.

14.	General cargo car transport services, freight forwarding services, and warehousing services.
15.
Travel agencies, advertising agencies, assorted damage insurance agencies, life insurance solicitations, welfare equipment leasing, nursing care support businesses, and general worker dispatching services.

16.
Management of eating and drinking establishments, coffee shops, recreation halls, parking garages, gas stations, sports facilities, supermarkets, convenience stores, pharmacies, medical facilities, and cultural facilities,

17.	Information collection and analysis, management guidance, and entrustment of services relating to sales activities of assorted enterprises.
18.	Purchase and sale, leasing, brokerage and management of real property, building maintenance, security services, and processing of general waste and industrial waste.
19.	Design management and construction of buildings and civil engineering work.
20.	Money lending, brokering of monetary loans, and credit card handling businesses.
21.	Investment and management services related to securities.
22.	All other businesses related to or connected with the foregoing items.

Article 3: Location of Head Office
The Company shall have its head office in Shinagawa-ku, Tokyo.

Article 4: Method of Public Notice
Public notices of the Company shall be by the method of electronic notice; provided, however, that if public notice cannot be made by electronic public notice due to an accident or for any other unavoidable reason, public notice of the Company shall be made by publication in Nihon Keizai Shimbun.

Chapter II.                      Shares

Article 5: Total Number of Authorized Shares
The total number of shares which the Company is authorized to issue shall be 600,000,000 shares.

Article 6: Buyback of Own Shares
Pursuant to the prescriptions of Article 165, Paragraph 2 of the Companies Act, the Company may buy back its own shares by market transactions stipulated in Paragraph 1 of said article pursuant to a resolution of the Board of Directors.

Article 7: Share Units
Share units of the Company shall be 100 shares.

Article 8: Rights related to Fractional Shares
The shareholders of the Company cannot exercise any rights with respect to fractional shares other than the following rights:
(1)	Rights set forth in each item of Paragraph 2, Article 189 of the Companies Act;
(2)	The right to demand in accordance with the stipulations of Article 166, Paragraph 1 of the Companies Act; and
(3)	The right to receive allotment of subscription shares or new share warrants for subscription shares in accordance with the number of shares owned by a shareholder.

Article 9: Shareholders Registry Administrator
1.	The Company shall appoint a shareholders registry administrator.
2.	The shareholders registry administrator and the place of handling the administration thereof shall be stipulated by a resolution of the Board of Directors and publicly announced.

Article 10: Share Handling Rules
In addition to the stipulations prescribed by law and under these Articles of Incorporation, handling and fees related to the shares of the Company, and procedures for exercising shareholders’ rights shall be in accordance with the Share Handling Rules established by the Board of Directors.

Article 11: Record Date
The record date for voting rights at ordinary general meeting of shareholders shall be the last day of February of each year.

Chapter III.                      General Meeting of Shareholders

Article 12: Timing of Convocation
An ordinary general meeting of shareholders shall be convened within three months from the last day of every fiscal year. An extraordinary general meeting of shareholders shall be convened when necessary.

Article 13: Location of General Meeting of Shareholders
General meeting of shareholders shall be held at the location or in the vicinity of the head office.

Article 14: Person to Convene Meetings and Preside as Chairman
1.	The chairman of the Board of Directors or the director/president with representative authority shall convene and preside over general meeting of shareholders.
2.
If the chairman of the Board of Directors or the director/president with representative authority is not available, in accordance with an order previously determined by the Board of Directors, another director shall convene and preside over the general meeting of shareholders.

Article 15: Internet Disclosure and Deemed Provision of Reference Materials etc. in General Meeting of Shareholders
As stipulated in the Ordinance of the Ministry of Justice, when a general meeting of shareholders is convened, the Company may be deemed to have provided to the shareholders by disclosing on the Internet, information related to matters that should be entered or displayed on general shareholders meeting reference materials, business reports, financial statements, and consolidated financial statements.

Article 16: Method of Resolutions
1.
Except as otherwise provided by laws and regulations or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be decided by a majority of the voting rights held by the shareholders present who are entitled to exercise their voting rights.

2.
Except as otherwise stipulated in these Article of Incorporation, resolutions stipulated in Article 309, Paragraph 2 of the Companies Act shall be decided by a two-thirds vote of the voting rights held by the shareholders present at a general meeting of shareholders attended by shareholders holding at least one-third of the voting rights held by all shareholders entitled to exercise their voting rights.

Article 17: Proxy Voting
A Shareholder may exercise voting rights by appointing one other shareholder with voting rights to act as a proxy. In such a case, such shareholder or the proxy must submit to the Company a document evidencing the appointment of the proxy.

Article 18: Minutes
Minutes of a general meeting of shareholders shall describe and record a summary of the proceedings and results of general meeting of shareholders, and other matters prescribed by laws and regulations.

Chapter IV.                      Directors and Board of Directors

Article 19: Number or Directors and Election of Directors
1.	The Company shall have no more than 13 directors.
2.	Directors shall be elected by resolution at a general meeting of shareholders.
3.
Directors shall be elected by a majority of the voting rights held by shareholders present at a general meeting of the shareholders attended by shareholders holding at least one-third of the voting rights held by all shareholders entitled to exercise their voting rights.

4.	Cumulative voting shall not be used in electing directors.

Article 20: Removal of Directors
A resolution to remove a director shall be decided by a two-thirds vote of the voting rights held by the shareholders present at a meeting attended by shareholders holding a majority of the voting rights held by all shareholders entitled to exercise their voting rights.

Article 21: Term of Office
1.	The term of office of a director shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within two years after his or her election.

2.	The term of office of a director elected to fill a vacancy or elected due to an increase in the number of directors shall be until the expiration of the term of office of the directors in office

Article 22: Board of Directors
The Company shall have a Board of Directors.

Article 23: Director with a Special Title and Advisers
1.
The Board of Directors may by resolution stipulate one director/president from among the directors, one chairman of the Board of Directors when necessary, and a small number of vice-chairmen, executive vice-presidents, senior managing directors, and managing directors.

2.	The Board of Directors may by resolution appoint a small number of advisers.

Article 24: Representative Director
The representative director shall be elected by a resolution of the Board of Directors.

Article 25: Persons with the Right to Convene and Preside over a Meeting of Board of Directors
1.
Except as otherwise provided by laws and regulations, the chairman of the Board of Directors or the director/president with representative authority shall convene and preside over meetings of the Board of Directors.

2.
If the chairman of the Board of Directors or the director/president with representative authority is not available, in accordance with an order previously determined by the Board of Directors, another director shall convene and preside over meetings of the Board of Directors.

Article 26: Notice of Convocation of Meetings of Board of Directors.
1.
When a meeting of the Board of Directors is to be convened, a notice shall be dispatched to each director and corporate auditor at least three days prior to the date of such meeting; provided, however, that such period may be shortened in cases of emergency.

2.	The procedure for convening a meeting of the Board of Directors may be omitted with the unanimous consent of the directors and corporate auditors.

Article 27: Omission of Resolution of the Board of Directors
When the requirements of Article 370 of the Companies Act have been satisfied, it shall be deemed that a resolution of the Board of Directors was passed.

Article 28: Minutes of Meeting of the Board of Directors
Minutes of meetings of the Board of Directors shall describe and record a summary of the proceedings and results of resolutions at meetings of the Board of Directors and other matters prescribed by laws and regulations, and the directors and corporate auditors present shall affix their names and seals or electronic signatures thereto.

Article 29: Remuneration etc. of Directors
Remuneration, bonuses and other property benefits provided by the Company as consideration for the execution of duties ("Remuneration etc.") shall be determined by resolution of a general meeting of shareholders.

Article 30: Board of Directors Rules
Unless otherwise prescribed by laws and regulations and these Articles of Incorporation, matters pertaining to the Board of Directors shall be governed by the Board of Directors Rules stipulated by the Board of Directors.

Article 31: Director Immunity
1.
Pursuant to the prescriptions of Article 426, Paragraph 1, of the Companies Act, the Company may by resolution of the Board of Directors exempt any director (including persons who used to be directors) from his or her liability as a director for compensation for damage prescribed in Article 423, Paragraph 1 of said law up to the limit prescribed by laws and regulations.

2.
Pursuant to the prescriptions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with any outside director limiting liability for compensation for damage prescribed in Article 423, Paragraph 1 of said law; provided, however, that the maximum amount of liability for compensation for damage shall be an amount stipulated by laws and regulations.

Chapter V.                      Corporate Auditors and Board of Corporate Auditors

Article 32: Corporate Auditors and Board of Corporate Auditors
The Company shall have corporate auditors and a Board of Corporate Auditors.

Article 33: Number of Corporate Auditors and Election of Corporate Auditors
1.	The Company shall have no more than five corporate auditors.
2.	Corporate auditors shall be elected by resolution at a general meeting of shareholders.
3.
Corporate auditors shall be elected by a resolution adopted by a majority of the voting rights of shareholders held by the shareholders present at a general meeting of shareholders attended by shareholders holding at least one-third of the voting rights held by all shareholders entitled to exercise their voting rights

Article 34: Term of Office
1.
The term of office of a corporate auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four years after his or her election.

2.
The term of office of a corporate auditor elected to fill a vacancy of a corporate auditor who resigned before the expiration of his or her tem shall be until the expiration of the term of office of the corporate auditor who resigned.

Article 35: Full-Time Corporate auditors
The Board of Corporate Auditors shall elect full-time corporate auditors from among the corporate auditors.

Article 36: Notice of Convocation of Meetings of Board of Corporate Auditors
1.
When a meeting of the Board of Corporate Auditors will be convened, a notice shall be dispatched to each corporate auditor at least three days prior to the date of such meeting; provided, however, that such period may be shortened in cases of emergency.

2.	The procedure for convening a meeting of Board of Corporate Auditors may be omitted with the unanimous consent of the corporate auditors.

Article 37: Minutes of Meetings of Board of Corporate Auditors
Minutes of meetings of Board of Corporate Auditors shall describe and record a summary of the proceedings and results of resolutions at meetings of Board of Corporate Auditors and other matters prescribed by laws and regulations, and the corporate auditors present shall affix their names and seals, or electronic signatures thereto.

Article 38: Remuneration etc. of Corporate Auditors
Remuneration etc. for corporate auditors shall be determined by resolution of a general meeting of shareholders.

Article 39: Board of Corporate Auditors Rule
Unless otherwise prescribed by laws and regulations and these Articles of Incorporation, matters pertaining to the Board of Corporate Auditors shall be governed by the Board of Corporate Auditor Rules stipulated by the Board of Corporate Auditors.

Article 40: Corporate Auditors Immunity
1.
Pursuant to the prescriptions of Article 426, Paragraph 1, of the Companies Act, the Company may by resolution of the Board of Directors exempt any corporate auditor (including persons who used to be corporate auditors) from liability as a corporate auditor for compensation of damage prescribed in Article 423, Paragraph 1 of said law up to the limit prescribed by laws and regulations.

2.
Pursuant to the prescriptions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with any outside corporate auditor limiting liability for compensation for damage prescribed in Article 423, Paragraph 1 of said law; provided, however, that the maximum amount of liability for compensation for damage shall be the amount stipulated by laws and regulations.

Chapter VI.                      Financial Auditors

Article 41: Financial Auditors
The Company shall have financial auditors.

Article 42: Election of Financial Auditors
Financial auditors shall be elected by resolution at a general meeting of shareholders.

Article 43: Term of Office
1.	The term of office of a financial auditor shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one year after his or her election.
2.
If the ordinary general meeting of shareholders of the preceding paragraph does not resolve otherwise, financial auditors will be deemed to have been re-elected at such ordinary general meeting of shareholders.

Article 44: Remuneration etc. of Financial Auditors
Remuneration etc. of financial auditors shall be determined by the representative director with the consent of the Board of Corporate Auditors.

Article 45: Agreements Limiting Liability of Financial Auditors
Pursuant to the prescriptions of Article 427, Paragraph 1 of the Companies Act, the Company may enter into an agreement with any financial auditor limiting liability for compensation for damage prescribed in Article 423, Paragraph 1 of said law; provided, however, that the maximum amount of liability for compensation for damage shall be an amount stipulated by laws and regulations.

Chapter VII.                      Accounting

Article 46: Fiscal year
The fiscal year of the Company shall commence on March 1 of each year and end on the last day of February of the following year.

Article 47: Dividend of Surplus
1.	Dividends of surplus shall be distributed to shareholders or registered share pledgees who are entered or recorded in the shareholders registry as of the last day of a fiscal year.

2.	In addition to the preceding paragraph, the Company may stipulate a record date and distribute dividends from surplus.

Article 48: Interim Dividends
By resolution of the Board of Directors, the Company may distribute interim dividends to shareholders or registered share pledgees who are entered or recorded in the final shareholders registry as of August 31 of each fiscal year.

Article 49: Prescription Period etc. for Payment of Dividends
1.
If the dividend property is money, in the event that dividends are not received after the lapse of three years from the date on which the payment of dividends commenced, the Company shall be released from its obligations to pay such dividends.

2.	The monies of the preceding paragraph will accrue no interest.

(Financial statements related to DCM Holdings’ latest fiscal year)

Business report

Consolidated balance sheet

Consolidated statement of income

Consolidated statement of changes in net assets

Consolidated notes

Balance sheet

Statement of income

Parent company statement of changes in net assets

Notes to financial statements

Financial Auditors’ Report concerning Consolidated Financial Statements

Financial Auditors’ Report concerning Financial Statements

Audit Report of Board of Corporate Auditors

Business report
(March 1, 2014- February 28, 2015)

1.           Current state of the corporate Group
(1)         Performance in the current fiscal year
①	Background and results

Japan’s economy in the current consolidated fiscal year saw a gradual recovery trend due to the government’s economic and monetary policies. Uncertainties regarding the future remain, however, given the slowing growth among emerging economies and the risk of an economic downturn in Europe.

In the retail industry, personal spending was sluggish because consumers desired to save money following the consumption tax rate hike and since prices increased due to the weakening yen. Furthermore, sales competition across business formats led to the harsh business environment continuing.

Under these circumstances, the DCM Group newly opened 23 stores, while closing five stores. Additionally, Kahma Co., Ltd. gained six stores by making Home Expo Co., Ltd. into a subsidiary and Homac Corp. purchased three stores from Fujita Sangyo Co., Ltd.– thereby resulting in the number of stores at the end of the consolidated fiscal term reaching 559 (Kahma 149, Daiki 161, and Homac 249).

Although March 2014 sales were brisk due to last-minute demand before the consumption tax rate hike, sales grew sluggishly after the tax rate hike. Seasonal product sales were lackluster in the summer due to poor weather, and sales of high-ticket items such as cooking appliances and storage structures were poor year on year in January and February as 2014 sales had been boosted by last-minute demand before the consumption tax rate hike. By contrast, tool and building material sales were solid due to the Company’s concentrated marketing efforts.

Consequently, operating revenues reached 430,752 million yen (99.2% of prior year figure) for the consolidated fiscal year, operating profits 16,619 million yen (99.6% of prior year figure), recurring profits 16,256 million yen (98.4% of prior year figure), and net profits 9,013 million yen (88.2% of prior year figure).

In October 2014, the Company bought back 2.5 million own shares as part of its initiative to boost shareholder interests and to improve capital efficiency.

We also changed our trade names from Kahma Co., Ltd., Daiki Co., Ltd., and Homac Corp. to DCM Kahma Co., Ltd., DCM Daiki Co., Ltd., and DCM Homac Co., Ltd. respectively as of March 1, 2015. By merging our Company name DCM with our regional brands, we are adding DCM to the business and store names to push for a national brand that unifies the corporate, product, and store brand and are expanding our business throughout Japan.

Our major product segments are as follows:

•	Gardening and exteriors
Sales of seasonal products including bamboo blinds and watering products struggled in the summer due to poor weather, but spring and fall was good (both in terms of temperatures and weather) and sales of gardening products such as herbicides, fertilizers, and potting soil were strong. Additionally, snow blower sales were brisk due to the Company’s sales promotion efforts. Sales accordingly reached 66,816 million yen.

•	Home improvement
Last-minute demand leading up to the consumption tax rate hike had little impact on tools and construction materials, so segment sales at specialty stores and large stores were firm. Sales accordingly reached 77,878 million yen.

•	Home leisure and pets
Sales of bicycles and pet food slowed after the consumption tax rate hike, but heightened health awareness led to brisk health-related equipment sales. Sales accordingly reached 64,159 million yen.

•	Housekeeping
Last-minute demand prior to the consumption tax rate hike drove sales of everyday sundries such as paper products and soap. Sales slumped after the tax hike, however, and reached 116,412 million yen.

•	Home furnishings
While sales of new products such as building-block flooring materials and plastic storage containers were solid, seasonal products such as bamboo blinds and rugs were lackluster. Sales accordingly reached 32,305 million yen.

•	Home electronics
While there was last-minute demand prior to the consumption tax rate increase, sales of kitchen appliances and housing equipment fell off after the rate increase. Seasonal products such as electric fans and kerosene stoves were also slow. Sales accordingly reached 45,551 million yen.

Group sales by business segment
Business segment	Prior consolidated fiscal term (March 1, 2013- February 28, 2014)		Latest consolidated fiscal term (March 1, 2014- February 28, 2015)
	Amount ( million yen)	Ratio (%)	Amount ( million yen)	Ratio (%)
Home improvement center business
Gardening and exteriors	66,410	15.5	66,816	15.7
Home improvement	75,686	17.7	77,878	18.3
Home leisure and pets	63,862	14.9	64,159	15.1
Housekeeping	118,864	27.7	116,412	27.5
Home furnishings	32,778	7.7	32,305	7.6
Home electronics	47,628	11.1	45,551	10.7
Other	23,092	5.4	21,588	5.1
Total	428,324	100.0	424,713	100.0
\
(Note) Amounts listed do not include consumption taxes.

Main products sold by each segment of the home improvement center business
Segment	Marketed products
Gardening and exteriors	Gardening products, large machinery, agricultural and business materials, plants, exteriors Outdoor materials, etc.
Home improvement	Work supplies, hardware, tools, paints, maintenance/repair materials, lumber, building materials
Home leisure and pets	Automobile products, sporting gear, toys, bicycles, leisure, pet supplies, etc.
Housekeeping	Daily necessities, stationery, dining room/kitchen products, bathroom products and toiletries, healthcare and beauty care products, food, etc.
Home furnishings	Interior goods, bedding, furniture, storage products, etc.
Home electronics	Home electronics, air conditioners/heaters, housing equipment, electrical materials and lighting, AV equipment and computers, etc.
Other	Office plants and pets, kerosene, construction fees, service fees, etc.

②	Capital investments

In the latest consolidated fiscal year, capital investments by the Group reached 17,648 million yen in tangible fixed assets (mostly for the home improvement center business), whereas security deposits and guarantees reached 2,059 million yen, mainly for the 23 newly opened stores.

③	Funds procurement
To make capital investments during the latest consolidated fiscal year, we used our own funds and procured long-term loans amounting to 29.5 billion yen from financial institutions.

④	Transfer of businesses, absorption-type split or an incorporation-type split
N/A

⑤	Transfer of another Company’s business
Our subsidiary Homac Corp. purchased Fujita Sangyo Co., Ltd.’s home improvement center business effective as of October 1, 2014.

⑥	Succession of rights and obligations of other companies via merger or an absorption-type split
N/A

⑦	Purchase or disposal of stake (shares, etc.) or new share warrants in other companies
Our consolidated subsidiary Kahma purchased all shares of Home Expo Co., Ltd. from Edion Corporation, effective as of October 1, 2014, and made Home Expo Co., Ltd. into a wholly owned subsidiary.

(2)	Assets and income over the past three fiscal years
Category		Sixth term (ending February 2012)	Seventh term (ending February 2013)	Eighth term (ending February 2014)	Ninth term (latest term) (ending February 2015)
Sales	( million yen)	437,138	428,803	428,324	424,713
Recurring profits	( million yen)	19,595	18,870	16,526	16,256
Net profits	( million yen)	8,120	10,581	10,216	9,013
Net income per share		55.22 yen	73.74 yen	73.14 yen	65.63 yen
Total assets	( million yen)	303,950	305,912	333,937	349,991
Net assets	( million yen)	141,424	145,522	151,743	157,071
Net assets per share		960.46 yen	1,034.57 yen	1,097.81 yen	1,154.75 yen

(Note) Net income per share was calculated using the term-average number of outstanding shares (excluding treasury shares), whereas net assets per share was calculated using the number of outstanding shares at the term-end (excluding treasure shares).

(3)	Important subsidiaries
Company name	Capitalization ( million yen)	Voting rights ratio of company (%)	Principal business
Kahma Co., Ltd.	6,001	100.0	Home improvement center
Daiki Co., Ltd.	7,058	100.0	Home improvement center
Homac Corp.	10,981	100.0	Home improvement center

(Note)   Our consolidated subsidiaries Kahma Co., Ltd., Daiki Co. Ltd, and Homac Corp. respectively changed their trade names to DCM Kahma Co., Ltd., DCM Daiki Co., Ltd., and DCM Homac Co., Ltd. as of March 1, 2015.

(4)	Issues to Be Addressed
①	Strengthening the Group’s merchandising capability

We will continue our efforts to strengthen our product development capability. For high-ticket items, we intend to reduce prices by concentrating the products’ functionalities down to their essentials. We also look to develop lifestyle solution products that meet the purposes and functions that our customers desire. We plan to create demand by actively proposing new prices and values. With a focus on regional conditions, we intend to concentrate on how to make our customers’ lives richer and more comfortable.

②	Improving gross margin

To realize continuous growth, we plan to further improve our markups by structural reforms to our procurement system, cut write-offs and disposal losses via inventory control, and thereby further improve gross margin.

③	Store opening policy

We intend to clarify our store opening strategy by area to accelerate openings. We look to open various sizes and formats of new stores (e.g., large stores, small stores, specialty stores, new retail format stores, etc.) in response to customers in each region.

④	Cost cutting activities

We will continue our efforts to cut costs. We aim to create a slim, streamlined business by strengthening our business structure in response to the rapidly changing business environment and intensifying competition.

(5)           Main businesses (as of February 28, 2015)
Our Group consists of DCM Holdings and six consolidated subsidiaries which mainly engage in the home improvement center business.

(6)	Main offices and stores (as of February 28, 2015)
DCM Holdings Co., Ltd.	Headquarters: 6-22-7 Minami Oi, Shinagawa-Ku, Tokyo
Subsidiaries
Kahma Co., Ltd.	Headquarters: 3-411 Hidaka-cho, Kariya-shi, Aichi
Daiki Co., Ltd.	Headquarters: 1-9-1 Misawa, Matsuyama-shi, Ehime
Homac Corp.	Headquarters: 2-1-1 Chuo Sanjo, Atsubetsu, Atsubetsu-ku, Sapporo-shi, Hokkaido

Stores
Group total: 559 stores	Hokkaido	131	Shizuoka	9
	Aomori	24	Aichi	79
	Iwate	30	Mie	10
	Miyagi	23	Shiga	3
	Akita	15	Kyoto	2
	Yamagata	4	Osaka	14
	Fukushima	1	Hyogo	21
	Ibaraki	13	Nara	8
	Saitama	2	Wakayama	6
	Chiba	3	Okayama	10
	Tokyo	2	Hiroshima	16
	Kanagawa	2	Yamaguchi	5
	Niigata	1	Tokushima	9
	Toyama	16	Kagawa	14
	Ishikawa	7	Ehime	33
	Fukui	3	Kochi	2
	Nagano	1	Fukuoka	4
	Gifu	20	Kumamoto	16
Merchandising centers
Group total: 18 sites	Hokkaido	4	Gifu	2
	Aomori	1	Aichi	1
	Iwate	1	Hyogo	1
	Miyagi	1	Nara	1
	Akita	1	Hiroshima	1
	Ibaraki	1	Ehime	1
	Toyama	1	Kumamoto	1

(7)	Employees (as of February 28, 2015)

①	Group employees
Number of employees	Change versus prior consolidated fiscal term
4,203	+99
(Note) The number of employees above does not include part-time or temporary employees which averaged 10,469 persons during the term (converted to eight hours/day).

②	DMC Holdings’ employees
Number of employees	Change versus prior fiscal term	Average age	Average years of employment
159	+25	42.2	17.4
(Note) Average years of employment include the number of years in which employees were seconded from Kahma Co., Ltd., Daiki Co., Ltd., and Homac Corp.

(8) Main lenders (as of February 28, 2015)
Borrower	Loan balance
Syndicate Loan	46,662 million yen
Sumitomo Mitsui Banking Corporation	11,298 million yen
The Hokkaido Bank, Ltd.	6,925 million yen
The Iyo Bank, Ltd.	4,483 million yen
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4,291 million yen
Mizuho Bank, Ltd.	3,941 million yen
(Note) The Syndicate Loan is a loan from a bank syndicate.

(9)	Other important matters concerning the current state of the Group
Our consolidated subsidiary Kahma Co., Ltd. merged with wholly-owned subsidiary Home Expo Co., Ltd., effective as of March 1, 2015, with Kahma Co., Ltd. as the surviving company.

2.	Current state of the Company
(1)	Shares (as of February 28, 2015)
①	Total number of authorized shares	600,000,000 shares
②	Total number of outstanding shares	139,808,949 shares
③	Number of shareholders	50,992
④	Major shareholders (top ten)
Name of shareholder	Share holdings (1,000 shares)	Shareholding ratio (%)
Nisshin Kiko, LLC	11,870	8.64
Aeon Co., Ltd.	7,460	5.43
Tamon Co., Ltd.	6,581	4.79
The Master Trust Bank of Japan, Ltd. (trust account)	5,895	4.29
Japan Trustee Services Bank, Ltd. (trust account)	5,268	3.83
DCM Holdings ESOP	4,266	3.10
Yasunori Ishiguro	4,193	3.05
Kimiko Maki	4,000	2.91
Kaori Maki	3,723	2.71
Junichiro Kagami	3,478	2.53

(Note) The shareholding ratio was calculated by subtracting the 2,502,906 treasury stock shares held by the Company (calculated by subtracting the 1,284,100 shares owned by the DCM Holdings ESOP from the total treasury stock (3,787,006 shares).

(2)	New Share Warrants
N/A

(3)	Directors
①	Directors and Auditors (as of February 28, 2015)
Title	Name	Responsibilities/positions concurrently held
Representative Director, President, and Executive Officer	Toshihiro Hisada
Director, Executive Vice President, and Executive Officer	Yasunori Ishiguro	In charge of merchandising, Representative Director, President and Executive Officer of Homac Corp.
Director and Executive Officer	Yoshiyuki Toyoda	In charge of general affairs and human resources Representative Director, President and Executive Officer of Kahma Co., Ltd.
Director	Masashi Kojima	Representative Director, President and Executive Officer of Daiki Co., Ltd.
Director and Executive Officer	Ichiro Sato	In charge of internal control and compliance; Manager, Internal Control Section
Director and Executive Officer	Kiyotaka Kamada	In charge of finances; General Manager, Finance Division, Manager, Business Strategy Planning Section, Director of Homac Corp. (Executive Status), Auditor of Home Center Sanko Company, Limited
Director	Tomochika Iwashita	Outside Auditor, Honda Motor Co., Ltd.
Director	Michio Masukawa	Chairman and CEO, Credit Risk Database Association
Full-time Corporate Auditor	Kohei Endo
Corporate Auditor	Yoshihiro Maki	Outside auditor, Kahma Co., Ltd.
Corporate Auditor	Masaaki Kondo	Attorney (Kinki-Godo Law Office), outside auditor of Daiki Co., Ltd.
Corporate Auditor	Masamichi Kondo	Representative Director and President of Hokkaido Tatemono Co., Ltd., outside auditor of Homac Corp.
(Notes)
1. Directors Tomochika Iwashita and Michio Masukawa are outside directors.
2. Corporate Auditors Yoshihiro Maki and Masaaki Kondo, and Masamichi Kondo are outside auditors.
3. Corporate Auditor Yoshihiro Maki has worked with financial institutions for many years and has ample knowledge of finance and accounting.
4. Corporate Auditor Masamichi Kondo has worked with financial institutions for many years and has ample knowledge of finance and accounting.

5. The Company has filed documents with the Tokyo Stock Exchange to name Directors Tomochika Iwashita and Michio Masukawa and Corporate Auditors Yoshihiro Maki, Masaaki Kondo, and Masamichi Kondo as independent officers.

6. We use the Executive Officer system to accurately respond to changes in the business environment, streamline management and to accelerate the decision-making process.
There are eight Executive Officers in total; including five Directors above and three members as follows.
Mikio Akai, General Manager, Merchandising Control Division
Yuta Okuya, General Manager, Information Systems Division
Toshimitsu Shimizu, General Manager, General Affairs and Personnel Divisions

②	Directors/Corporate Auditors who resigned during the latest fiscal year
Name	Resignation date	Reason	Title, responsibility, and concurrently held position(s) at time of resignation
Tsukasa Takahashi	May 29, 2014	Completed full term	Director and Executive Officer in charge of development
Nobuichi Matsushita	May 29, 2014	Completed full term	Auditor, full-time auditor of Kahma Co., Ltd.

③	Total compensation of Directors and Corporate Auditors
Category	Number of recipients	Amount paid
Directors (of which, to outside Directors)	9 (2)	107 million yen (12 million yen)
Corporate Auditors (of which, to outside Corporate Auditors)	5 (3)	32 million yen (14 million yen)
Total (of which, to outside Officers)	14 (5)	140 million yen (27 million yen)
(Notes)
1. Director compensation does not include the employee compensation portion for persons working as employees/Directors.

2. At the 2nd ordinary general meeting of shareholders held on May 29, 2008, maximum annual compensation for Directors was set at 240 million yen (not including employee salaries) and maximum annual compensation for Corporate Auditors at 36 million yen.

④	Particulars and method of deciding policy for determining Director’s compensation and calculation method
A Director’s final compensation amount is calculated based on fixed compensation and performance in accordance with the Company’s Directors’ Compensation Rules.

⑤	Outside Directors
(a)	Important positions concurrently held at other companies and the Company’s relationship with those companies
•	Director Tomochika Iwashita is an outside Auditor of Honda Motor Co., Ltd. We have no special relationship with Honda Motor Co., Ltd.
•	Director Michio Masukawa is Chairman and CEO of the Credit Risk Database (CRD) Association. We have no special relationship with the CRD Association.
•	Auditor Yoshihiro Maki is an outside Auditor for our consolidated subsidiary, Kahma Co., Ltd.
•	Auditor Masaaki Kondo is an attorney at Kinki-Godo Law Office as well as an outside Auditor of our consolidated subsidiary Daiki Co., Ltd. We have no special relationship with Kinki-Godo Law Office.
•
Auditor Masamichi Kondo is Representative Director and President of Hokkaido Tatemono Co., Ltd. as well as an outside Auditor of our consolidated subsidiary, Homac Corp. We have no special relationship with Hokkaido Tatemono Co., Ltd.

(b)	Main activities during the latest fiscal year
Category	Name	Main activities
Director	Tomochika Iwashita
Attended all 20 Board of Directors meetings held by the Company, spoke as necessary from his rich experience as a manager, and gave advice and suggestions to ensure that the Board of Directors makes appropriate and correct decisions.

Director	Michio Masukawa
Attended 14 of the 15 Board of Directors meetings held by the Company since being appointed on May 29, 2014, spoke as necessary from his rich experience of being a financial institution Director, and gave advice and suggestions to ensure that the Board of Directors makes appropriate and correct decisions.

Corporate Auditor	Yoshihiro Maki
Attended all 20 Board of Directors meetings and all 14 Board of Corporate Auditors, spoke as necessary from his rich experience (mainly with financial institutions), and gave advice and suggestions to ensure that the Board of Directors and Board of Corporate Auditors make appropriate and correct decisions.

Corporate Auditor	Masaaki Kondo
Attended 14 of the 20 Board of Directors meetings and all 14 Board of Corporate Auditors, spoke as necessary based on his specialized standpoint of being an attorney, and gave advice and suggestions to ensure that the Board of Directors and Board of Corporate Auditors make appropriate and correct decisions.

Corporate Auditor	Masamichi Kondo
Attended 19 of the 20 Board of Directors meetings and all 14 Board of Corporate Auditors, spoke as necessary from his rich experience as a business manager, and gave advice and suggestions to ensure that the Board of Directors and Board of Corporate Auditors make appropriate and correct decisions.

c.	Summary of the agreements limiting liability

We concluded agreements limiting liability with outside Directors and outside Corporate Auditors in accordance with Article 427, Paragraph 1 of the Companies Act to limit liability for compensatory damages under Article 423, Paragraph 1 of the same. The liability limit as stipulated under the agreement is the minimum amount of liability as stipulated by law.

(4)	Financial auditor
①	Name: Deloitte Touche Tohmatsu LLC

②	Compensation amount
Amount paid
Compensation for the financial auditor for the latest fiscal year	44 million yen
Total monetary amount payable to the financial auditor by our Company and our subsidiaries	93 million yen
(Notes)
1. Deloitte Touche Tohmatsu LLC is also the financial auditor for our subsidiaries.

2. The auditing fees based on the Companies Act and Financial Instruments and Exchange Act are not clearly demarcated under the audit agreement between our Company and the financial auditor, and the two fees are practically inseparable. We thus provide the total of the two fees paid to the financial auditor for the latest fiscal year.

③	Policy on deciding to dismiss or not renew the financial auditor’s contract

In addition to having the Board of Corporate Auditors dismiss the financial auditor as stipulated under Article 340 of the Companies Act, if it is determined that it will be difficult for the financial auditor to properly pursue its duties, our policy is to have the Board of Corporate Auditors agree to (or request) a proposal be submitted to the meeting of shareholders so as to dismiss or not renew the contract of the financial auditor.

④	Summary of agreement limiting liability

We concluded an agreement limiting liability with Deloitte Touche Tohmatsu LLC in accordance with Article 427, Paragraph 1 of the Companies Act to limit liability for compensatory damages under Article 423, Paragraph 1 of the same. The limit to liability as stipulated under the agreement is the minimum amount of liability as stipulated by law.

(5)	System for ensuring the appropriateness of operations
The Company established a Basic Policy for Creating an Internal Control System as follows to manage risk and to ensure that its operations are appropriate and efficient.
①	A system to ensure that the job performance of Directors and employees is in compliance with the laws and the Company’s Articles of Incorporation
The Company has created a system as follows to make sure that the job performance of Directors and employees is in compliance with laws and regulations and the Company’s Articles of Incorporation.

(a) We established a compliance program, which specifies a code of conduct and standards for all employees to act in accordance with the laws, and which educates and trains employees to conduct business in a fair and appropriate manner.

(b) We established an Internal Control Committee in accordance with our basic rules on internal controls which looks to build an internal control system and improve corporate governance.

The Internal Control Committee is tasked with the role of carrying out internal control activities seamlessly, including risk management, information security management, compliance, and reporting on internal controls.

(c) We established at internal reporting system (commonly called “helpline”) to discover and correct activities which violate the laws. While this system plays the role of providing checks and balances, the General Affairs Division will direct and supervise an investigation regarding the reported fact, and upon discussion with the Representative Director and President, shall takes appropriate measures as deemed necessary.

(d) The Internal Audit Division will conduct necessary audits to optimize compliance operations and report the results to the Representative Director and President.

②	A system for storing and managing data which relates to Director job performance
The Company specifies a system to store and manage data relating to Director job performance as follows.

a. Important documents and information regarding Director job performance shall be appropriately stored and managed along with related materials for storage period as stipulated under the law and as set forth under the Company’s Document Management Rules.

•	Minutes of shareholders’ meetings
•	Minutes of Board of Directors meetings
•	Meeting minutes of the Nominating Committee and the Compensation Committee
•	Minutes of the holding company’s executive meetings
•	Approval documents

•	Contracts
•	Meeting minutes of the Disclosure Committee
•	Other documents as determined by Directors and Board of Directors

(b) The above documents shall be maintained so that Directors and Auditors may view them at any time.

③	Rules and systems relating to loss risk management

(a) In accordance with stipulations set forth in the Risk Management Rules, the Internal Control Committee shall thoroughly and comprehensively manage the Group’s entire risk and enlighten, train, and educate employees to minimize the occurrence of risks and losses.

(b) To make risk management more effective, the following measures shall be taken.
•	Risks for continuing the business shall be evaluated regularly.
•	Evaluation of the risks shall be undertaken by each section and Group company.
•	The Internal Control Committee shall compile the reported risks, report them to the Board of Directors, and receive approval as the company’s risks.
•	The Internal Control Committee shall promote risk management through regular meetings.

④	A system to ensure that Directors’ work is carried out efficiently
The following system has been put into place to ensure that Directors’ work will be carried out efficiently.
(a) Regular, monthly Board of Directors meetings shall be held to make decisions on important issues and to supervise the Directors’ work.
(b) DCM Holdings shall hold an executive meeting each month in which Directors attend and discuss important issues in a multifaceted manner.
(c) Work shall be carried out promptly and efficiently in accordance with Job Division Rules, Approval Document Rules, and Job Authority rules.

⑤	A system to ensure that the operations of the Company and its subsidiaries are appropriate
We have established a system as follows to secure the appropriateness of operations as a corporate Group.
(a) To secure compliance as a corporate group, the Company will share the Compliance Program and use it as the norm and standard for adhering to laws.

(b) The Company shall share the internal reporting system (commonly called the “helpline”) to establish a system to discover illegal activities not only within each company but also among Group companies.

(c) To ensure the credibility of financial reports, submission of a Confirmation Letter shall be made obligatory by the Group companies’ Representative Directors/Presidents when finalizing consolidated result figures.

(d) Transactions among Group companies shall be appropriate in light of laws, accounting principles, tax law, and other social norms.

(e) With the Representative Director and President as chairman, DCM Holdings’ executive meeting shall be held with each subsidiary’s President attending, so that group information can be centrally managed and operations can be optimized.

(f) The parent company’s auditors shall regularly exchange information with the subsidiaries’ auditors to ensure that the corporate Group’s operations are appropriate.

(g) To efficiently achieve the aim of internal controls, the Internal Auditing Division shall carry out internal audits and discuss/evaluate how to realize internal controls. The Division, as deemed necessary, shall propose improvement measures to management and at Board of Directors meetings.

⑥	Issues regarding an employee if a Corporate Auditor seeks the appointment of an employee to assist the Corporate Auditor’s work and the said employee’s independence from Directors
If a Corporate Auditor requests the appointment of an assistant, the Company shall handle the appointment as follows to ensure prompt action.
(a) An assistant shall be appointed when a Corporate Auditor so requests.
(b) The following are measures shall be taken to ensure the assistant’s independence from Directors when engaging in work.
•	The assistant shall be transferred only if the Corporate Auditor agrees.
•	The assistant shall be evaluated after input is received from the Corporate Auditor.
•	The Corporate Auditor shall instruct and give orders to the assistant.
⑦	A system for Directors and employees to report to Corporate Auditors and other reports to Corporate Auditors
We have established a system so that Directors and employees can report to Corporate Auditors as well as for other reports to Corporate Auditors as follows.

(a) Reports based on attending major meetings (gathering of information)
•	Attending Board of Directors meetings and DCM Holdings’ executive meetings
(b) Reporting system other than meetings
•	As a rule, details of items reported to our internal reporting system (helpline) and discussions at the Award and Disciplinary Committee shall be reported based on the following standards.
(i) Regular, monthly reports
(ii) Reports shall be made each time if the importance is recognized
•	Audit result when internal audits are conducted
•	Whenever a fact that could cause a material loss to the Company is discovered
c. Reports to the Corporate Auditors shall be made by reporting to the full-time Corporate Auditor.

d. A Corporate Auditor, as deemed necessary, may seek necessary reports, information, or answers directly from each division. If requested by the Corporate Auditor for a report, information, or answers, the employee or Director in charge of each division shall respond responsibly by the deadline.

⑧	A system to ensure that audits by Corporate Auditors are conducted efficiently
We have established a system to ensure that audits conducted by the Corporate Auditors are conducted efficiently.
(a) The Representative Director/President and Corporate Auditors shall hold regular meetings to exchange opinions.

(b) So that Corporate Auditors can appropriately carry out their duties, Directors shall cooperate so that Corporate Auditors can properly exchange opinions as well as gather and exchange information with subsidiary Directors.

(c) If Corporate Auditors deem it necessary, they shall set up a system in which to obtain the cooperation of outside professionals such as attorneys and CPAs.

⑨	A system to ensure the credibility of financial reports
We have established a system to ensure the credibility of financial reports.

(a) To ensure the credibility of financial reports and to submit an efficient and appropriate internal control report as stipulated under the Financial Instruments and Exchange Act, the Internal Control Committee shall build an internal control system and carry out the work necessary for its operation in accordance with the basic rules on internal controls.

(b) To ensure compatibility between the internal control system and the Financial Instruments and Exchange Act (as well as other relevant laws), constant evaluation of the inner workings of the internal control system and fine turning shall take place.

(c) To ensure the credibility of financial reports, when creating the Annual Securities Report and the Kessan Tanshin, etc., the subsidiary’s Representative Director/President and the division managers of DCM Holdings shall be obligated to submit a confirmation letter. The financial statements created shall be deliberated at the Disclosure Committee and reported to the Representative Director/President.

⑩	A system to eliminate antisocial forces
We have established a system which looks to eliminate antisocial forces as follows.
(a) We as a Group shall take a resolute stand against antisocial forces which threaten order and the safety of citizens.
(b) The Company shall absolutely refuse to have any relationship with antisocial groups and shall resolutely reject unreasonable requests.
(c) We shall promote the strengthening of the internal control system to eliminate antisocial forces.

Note: Figures are rounded down to the nearest million yen.

Consolidated Balance Sheet
(as of February 28, 2015)
(millions of yen)
Item	Amount	Item	Amount
Assets		Liabilities
Current Assets	111,317	Current liabilities	133,195
Cash and deposits	14,137	Accounts payable-trade	59,052
Notes and accounts receivable-trade	4,117	Short-term loans payable	26,800
Lease investment assets	2,356	Long-term loans payable within one year	21,109
Merchandise	82,759	Lease obligations	249
Deferred tax assets	1,892	Income taxes, etc., payable	4,488
Other	6,054	Deferred tax liabilities	3
Non-current assets	238,674	Reserve for bonuses	2,390
Tangible non-current assets	170,603	Point reserve	435
Buildings and structures	77,287	Other	18,664
Land	75,515	Non-current liabilities	59,725
Lease assets	8,299	Long-term loans payable	39,908
Suspense account	2,989	Lease obligations	9,142
Other	6,511	Deferred tax liabilities	913
Intangible non-current assets	12,211	Deferred tax liabilities for land revaluation	207
Goodwill	2,550	Net defined benefit liability	60
Leaseholds	6,177	Asset removal obligations	1,426
Software	3,281	Long-term deposits received	5,228
Other	203	Other	2,837
Investments and other assets	55,859	Total liabilities	192,920
Investment securities	9,918	Net assets
Security deposits and guarantee deposits	40,922	Shareholders’ equity	156,728
Deferred tax assets	1,120	Capital stock	10,000
Long-term prepaid expenses	2,885	Capital surplus	41,603
Other	1,073	Retained earnings	107,515
Allowance for doubtful accounts	△61	Treasury stock	(2,390)
		Other accumulated comprehensive income	343
		Unrealized gains and losses on other securities	2,265
		Deferred gains and losses on hedges	6
		Land revaluation difference	(1,928)
		Total net assets	157,071
Total assets	349,991	Total liabilities and net assets	349,991

Consolidated Statement of Income
(From March 1, 2014 to February 28, 2015)
(millions of yen)
Item	Amount
Net sales		424,713
Cost of sales		294,575
Gross profit		130,137
Real property lease income		6,038
Operating gross profit		136,176
Selling, general and administrative expenses		119,556
Operating income		16,619
Non-operating income
Interest income	237
Dividend income	170
Foreign exchange gains	250
Subsidy	197
Other	315	1,171
Non-operating expenses
Interest expenses	1,375
Commissions paid	120
Other	39	1,534
Ordinary income		16,256
Extraordinary income
Gain on sales of fixed assets	0
Indemnification received	17
Penalty income	12	30
Extraordinary losses
Loss on retirement of fixed assets	405
Impairment loss	590
Other	77	1,074
Income before taxes		15,212
Income taxes, inhabitant taxes and business taxes	6,852
Adjustments to Income taxes, etc.	(653)	6,199
Income before minority interests		9,013
Net income		9,013

Consolidated Statement of Changes in Shareholders’ Equity
(From March 1, 2014 to February 28, 2015)
(millions of yen)
	Shareholders’ Equity
	Stated Capital	Capital surplus	Retained earnings	Treasury stock	Total Shareholder s’ Equity
Balance as of February 28, 2014	10,000	41,603	101,265	△646	152,221
Changes during the consolidated fiscal year
Dividends from surplus			(2,765)		(2,765)
Net income			9,013		9,013
Buyback of own shares				(1,866)	(1,866)
Disposal of treasury shares				122	122
Reversal of revaluation reserve for land			2		2
Changes in items other than shareholders’ equity (net)
Total changes during the consolidated fiscal year	－	－	6,250	(1,744)	4,506
Balance as of February 28, 2015	10,000	41,603	107,515	(2,390)	156,728
(millions of yen)
	Other accumulated comprehensive income				Total net assets
	Other unrealized gains and losses on securities	Deferred gains and losses on hedges	Land revaluation difference	Total other accumulated comprehensiv e income
Balance as of February 28, 2014	1,455	(8)	(1,925)	(478)	151,743
Changes during the consolidated fiscal year
Dividends from surplus					(2,765)
Net income					9,013
Buyback of own shares					(1,866)
Disposal of treasury shares					122
Reversal of revaluation reserve for land					2
Changes in items other than shareholders’ equity (net)	809	14	(2)	821	821
Total changes during the consolidated fiscal year	809	14	(2)	821	5,327
Balance as of February 28, 2015	2,265	6	(1,928)	343	157,071

(Basis of Preparation of Consolidated Financial Statements)
1. Scope of Consolidation
(1) Number of consolidated subsidiaries	6
Names of significant consolidated subsidiaries	Kahma Co., Ltd., Daiki Co., Ltd., Homac Corp.

            As a result of the acquisition of Kahma Co., Ltd., from the consolidated fiscal year under consideration the number of the number of companies included in the scope of consolidation has increased by 1.

(2) Names of significant unconsolidated subsidiaries	Kahya Co., Ltd. and 6 other companies

Reasons for exclusion consolidation
The unconsolidated subsidiaries have been excluded from consolidation because they are each small in size and the total assets, total sales, net profit or loss (the portion corresponding to the Company’s equity interest) and the retained earnings (the portion corresponding to the Company’s equity interest) of these companies would not have a material impact on the Company’s consolidated financial statements.

2. Scope of Application of the Equity Method
(1) Number of affiliated companies accounted for by the equity method	N/A
(2) Names of affiliated companies not accounted for by the equity method	Arao City Plan K.K., DCM R Co., Ltd.
Reasons for not applying the equity method	The companies above are excluded from application of the equity method because In view of their net profit or loss (the portion corresponding to the Company’s equity interest) and retained earnings (the portion corresponding to the Company’s equity interest), etc., the impact on the Company’s consolidated financial statements of excluding them from application of the equity method is minor and immaterial.
3.  Fiscal Year of the Consolidated Subsidiaries
　The balance sheet date of all consolidated subsidiaries is the same as the consolidated balance sheet date.
4.  Summary of Significant Accounting Policies

(1) Valuation of Significant Assets
① Securities
a. Shares in unconsolidated subsidiaries and affiliates not accounted for by the equity method	Cost determined by the moving average method
b. Other securities
Marketable	Based on market price as of the balance sheet date
(All unrealized gains and losses are directly reported in net assets and cost is determined by the moving average method.)
Non-marketable	Cost determined by the moving average method
② Inventory
Merchandise	Cost determined primarily by the cost percentage method
③ Derivatives	Mark-to-market method

(2) Depreciation methods for material depreciable assets
① Tangible fixed assets (except for leased assets)	Declining balance method
However, for buildings (excluding annexed facilities) acquired from April 1, 1998 on, primarily the straight line method is used. The principal service lives are as follows.
Buildings and structures 2 – 60 years Other 2 – 20 years
② Intangible fixed assets (except for leased assets)	Straight line method
For software used by the Company the straight line method is employed based on an in-house service life of 5 years.
③ Leased assets
For leased assets related to finance leases that do not transfer ownership to the leased property, the Company applies the straight line method using the lease term as the useful life and a residual value of zero. Leased assets related to finance leases executed on or before February 28, 2009, that do not transfer ownership to the leased property are accounted for based on the method applicable to ordinary rental transactions.

④ Long-term prepaid expenses	Straight line method
(3) Accounting for significant reserves
① Allowance for doubtful accounts
In anticipation of uncollectible accounts receivable,  the Company provides reserves for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts, and for certain specific doubtful accounts receivable, based on estimates of uncollectible amount pursuant to analysis of the individual receivables.

② Reserve for bonuses	In order to provide for payment of employee bonuses, provision is made based of future estimated payments.
③ Reserve for points	In anticipation of discounts based on the use of points awarded to customers, provision is made of an amount based on estimated future usage of points.

(4) Accounting for retirement benefits
For the calculation of liabilities and expenses related to retirement benefits some subsidiaries employ the simplified method of recognizing as retirement benefit liabilities the amount required for voluntary retirements as at the end of the term.
The Company and its other consolidated subsidiaries have defined contribution plans

(5) Translation of assets and liabilities denominated in foreign currencies into Japanese yen
Foreign currency denominated monetary assets and liabilities are translated into Japanese yen based on the spot exchange rate on the consolidated balance sheet date and translation gains and losses are treated as profit and loss.

(6) Principal hedge accounting methods
① Hedge accounting methods	The deferred hedge method is used.
② Hedging methods and hedged items	Hedging instrument ･･･ foreign exchange forward transactions Hedged items ･･･ trade payables
③ Hedging policy	In order to mitigate foreign exchange volatility risk, the Company enters into hedging transaction only within the limit of the actual foreign currency transaction.
④ Method for evaluating the effectiveness of hedges
The effectiveness is judged based on making a comparison of the aggregate price fluctuations of the hedged items and the aggregate value fluctuations of the hedging instruments for the period from the start of the hedge to the time of the evaluation of the effectiveness and assessing the amount of fluctuation, etc., of each.

(7) Method and period of amortization of good will	Goodwill is amortized by the straight line method over a period of 10 years. Negative goodwill is amortized by the straight line method over a period of 5 years.

(8) Accounting for consumption tax	Consumption tax is excluded from income and expense.
(9) Recognition of revenue and expense Recognition of revenue from finance lease transactions
Revenue and expense is recognized at the time of receipt of leasing fees. For sublease transactions only the interest portion is recognized as revenue when the leasing fees are received.
Leased assets related to finance leases executed on or before February 28, 2009, that do not transfer ownership to the leased property are accounted for based on the method applicable to ordinary rental transactions.

(Changes in accounting methods)
(Application of accounting standard for retirement benefits)
　Starting with the consolidated fiscal year under discussion the Company is using Accounting Standard for Retirement Benefits (Accounting Standards Board of Japan (ASBJ) Statement No. 26, May 17, 2012) and Guidance on Accounting Standard for Retirement Benefits (ASBJ Guidance No. 25, May 17, 2012) (however, this excludes the provisions of the main text of Paragraph 35 of this accounting standard and Paragraph 67 of this guidance) and has changed to the method of recording as “Net defined benefit liability” the retirement benefit liability from the “reserve for retirement benefits” as heretofore.
　Net defined benefit liability is recognized for some consolidated subsidiaries, but because the simplified method is used, this change has no impact on net assets.

(Changes in method of presentation)
Statement of Income
Because “Subsidy income,” which is part of “Non-operating income” and in the prior consolidated fiscal year was included in “Other” has increased in materiality, it is presented separately starting from the current consolidated fiscal year.  The “Subsidy income” included in “Other” in the prior consolidated fiscal year was 68,000,000 yen.

(Additional Information)
Based on a resolution of a Board of Directors meeting held on September 30, 2010, in order to further encourage business performance aiming for enhancement of results by heightening the awareness of Group employees of results and share price and with the objective of increasing medium- to long-term enterprise value, the Company has introduced an employee incentive plan, an Employee Stock Ownership Plan (ESOP) trust (ESOP Trust).
Under this plan, the ESOP Trust established in order to transfer Company stock to the DCM Holdings Employees Shareholding Association (the Company Shareholding Association) will purchase in advance the number of shares of the Company’s stock that the Company Shareholding Association is projected to purchase over the next 5 years and will then on the prescribed day every month sell shares to the Company Shareholding Association.
From the perspective that the Company guarantees the liabilities of the trust account and in light of the actual economic aspects of the plan, the accounting treatment for the purchase and disposition of the shares is based on the premise of the Company and the trust account being one and the same entity.
Accordingly the Company’s shares owned by the trust account and the assets, liabilities expenses and earnings of the trust account are included in the Consolidated Balance Sheet, Consolidated Statement of Income and Consolidated Statement of changes in net assets of Changes in Net Assets and the shares of the Company owned by the ESOP Trust are treated as treasury shares on the Consolidated Balance Sheet.
The number of treasury shares as of the current consolidated balance sheet date is shown below.
Treasury shares	3,787,006
Held by the Company	2,502,906
Held by the trust account	1,284,100

(Notes to Consolidated Balance Sheet)
1.	Accumulated depreciation on tangible fixed assets 120,036 million yen

2.
The tangible fixed assets include buildings and structures of 631 million yen; other 13 million yen is deducted from the acquisition price by reason of government grant-in-aid, etc., advanced depreciation

3.	Revaluation of land (Daiki Co., Ltd.)
In accordance with the Law concerning Reevaluation of Land (Law No. 34 of March 31, 1998) land used for business operations has been revalued and the total excess from revaluation, net of income taxes corresponding to the excess which is recognized as “Deferred tax liabilities for land revaluation” in liabilities is stated as “Land revaluation excess” in net assets.

Method of revaluation

Fair values are based on the land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law stipulated in Article 2-4 of the Enforcement Ordinance of the Law concerning Revaluation of Land (Ordinance 119 of March 31, 1998) with reasonable price adjustments by shape and time and for land as prescribed in Article 2-3 of the above ordinance fair values are based on the price registered in the land tax register as per Article 341-10 of the Landholding Tax Law or in the supplemental land tax register as per Article 341-11 of the Landholding Tax Law  with reasonable price adjustments by shape and time.
Date of revaluation    March 31, 2002
Difference between the market value of the revalued land as of the end of this consolidated fiscal year and the book value subsequent to the revaluation    (2,005 million yen)

4.	Liabilities on guarantees
　The Company guarantees loans from financial institutions by the following companies, which are not consolidated subsidiaries.
Daiki Funding Corporation	182 million yen
Arao City Plan K.K.	297 million yen
Kahya Co., Ltd.	51 million yen

(Notes to the Consolidated Statement of Income)
   Impairment loss
The Company groups each store and leased property, etc., as the smallest cash generating unit and also similarly groups each idle asset.
In regard to its stores the Company recognized an impairment loss for the following assets that declined in value due to continuous operating losses or where a decision has been made for store closure due to repositioning of stores as part of the dominant area strategy and the carrying amount of those assets were written down to the recoverable amount with the amounts of the reductions being treated as extraordinary losses.

(1)Hokkaido, Tohoku and Kanto regions (Homac Corp.)
Use	Stores (2)
Type	Buildings and structures, other
Impairment loss	Buildings and structures	0
	Other	0
	Total	1 million yen
(2) Chubu and Hokuriku regions (Kahma Co., Ltd.)
Use	Stores (2)
Type	Buildings and structures, other
Impairment loss	Buildings and structures	367 million yen
	Other	9 million yen
	Total	376 million yen
(3) Shikoku, Kinki, Chugoku and Kyushu regions (Daiki Co., Ltd.)
Use	Stores (5)
Type	Buildings and structures, other
Impairment loss	Buildings and structures	157 million yen
	Other	55 million yen
	Total	212 million yen
The recoverable value of stores is calculated based on the value in use or the net selling price.
The value in use was calculated by discounting estimated future cash flows using a discount rate of 5% and net selling price was calculated based the roadside land price and valuations considered to reasonably reflect market price such as the real estate tax assessment value, etc.

(Notes to the Consolidated Statement of changes in net assets of Changes in Net Assets)
1.	Type and total number of issued shares and type and total number of treasury shares
	No. of shares at the start of this consolidated fiscal year	No. of shares increased during this consolidated fiscal year	No. of shares decreased during this consolidated fiscal year	No. of shares at the end of this consolidated fiscal year
Issued shares
Common shares	139,808,000	－	－	139,808,000
Total	139,808,000	－	－	139,808,000
Treasury shares
Common shares (Notes 1,2 and 3)	1,585,000	2,502,000	300,000	3,787,000
Total	1,585,000	2,502,000	300,000	3,787,000

Notes
1. The increase of 2,502,000 common shares of treasury shares was the result of the acquisition of 2,500,000 shares pursuant to a resolution of the Board of Directors and of the purchase of 2,000 less than one unit shares.

2. The decrease of 300,000 common shares of treasury stock was the result of the transfer of 300,000 shares from the ESOP Trust to the Company Shareholding Association.
3. The number of treasury shares includes the 1,284,000 shares held by the ESOP Trust as of the balance sheet date of the consolidated fiscal year under discussion.
2. Dividends
(1)	Dividends paid
Decision	Type of shares	Total dividend amount	Dividend per share	Record date	Effective date
May 29, 2014 annual meeting of shareholders	Common shares	1,382 million yen	10 yen	February 28, 2015	May 30, 2014
Note: The total dividend amount does not include dividends of 16 million yen to treasury shares held by the ESOP Trust.
Decision	Type of shares	Total dividend amount	Dividend per share	Record date	Effective date
September 26, 2014 Board of Directors meeting	Common shares	1,383 million yen	10 yen	August 31, 2014	November 4, 2014
Note: The total dividend amount does not include dividends of 14 million yen to treasury shares held by the ESOP Trust.

(2)	Dividends for which the record date belonging to the current consolidated fiscal year will be effective in the next consolidated fiscal year.
Decision	Type of shares	Source of dividends	Total dividend amount	Dividend per share	Record date	Effective date
May 28, 2015 annual meeting of shareholders	Common shares	Retained earnings	1,360,000	10 yen	February 28, 2015	May 29, 2015
Note: The total dividend amount does not include dividends of 12 million yen to treasury shares held by the ESOP Trust.

(Notes concerning Financial Instruments)
1.  Financial instruments – Overview
　In managing its funds the Group relies only on short-term deposits and similar instruments and finances itself primarily by borrowing from banks and other financial institutions.
　The Group strives to reduce credit risk relating to customers’ notes and accounts receivable – trade and investments in leases by monitoring receipts and outstanding balances for each individual counterparty.
　The Group strives to reduce credit risk relating to investment securities by periodically monitoring their fair value and the financial condition of the issuing entity.
　Lease deposits and guarantee deposits are primarily given to the lessor in conjunction with the lease agreements for stores and the Group endeavors to mitigate the credit risk involved through periodic monitoring of counterparties when there is concern about the recoverability of the deposit due to a deterioration of the financial condition, etc., of the counterparty.
　Accounts payable – trade and income taxes payable, etc., are due within one year.
　Short-term loans payable primarily relate to financing for operations and long-term loans payable and lease obligations for finance leases primarily represent investments in property, plant and equipment. The latest payment date is 19 years from the balance sheet date.
　The Group follows a policy of not engaging in derivatives transactions for speculative purposes and utilizes derivatives only for the purpose of reducing foreign exchange volatility risk involved in the importation of merchandise.
2.  Matters relating to the fair market value, etc., of financial instruments
　The consolidated balance sheet amount, the fair market value and unrealized gains/losses of financial instruments on February 28, 2015, are shown below. Items for which it is considered very difficult to determine the fair market value are not included.

(Unit: Millions of yen)
	Consolidated balance sheet amount	Fair market value	Unrealized gains/losses
(1) Cash and deposits	14,137	14,137	－
(2) Notes and accounts receivable – trade	4,117	4,117	－
(3) Investment lease assets	2,356	2,356	－
(4) Investment securities	8,277	8,277	－
(5) Lease deposits and guarantee deposits	40,922	39,254	1,667
Total assets	69,810	68,143	1,667
(1) Accounts payable – trade	59,052	59,052	－
(2) Short-term loans payable	26,800	26,800	－
(3) Current portion of long-term loans payable	21,109	21,109	－
(4) Income taxes payable	4,488	4,488	－
(5) Long-term loans payable	39,908	39,908	－
(6) Lease obligations	9,392	9,392	－
Total liabilities	160,751	160,751	－
Derivatives (※1)
Transactions qualifying as hedges	10	10	－
(※) 1. Assets and liabilities arising from derivatives transactions are presented on a net basis. Net liabilities are shown in parentheses.

Notes: 1. Method used to calculate the fair market value of financial instruments and matters relating to securities and derivatives transactions
Assets
(1)  Cash and deposits and (2) accounts receivable – trade
Because these items are settled in a short period and the fair value is nearly identical to the carrying value, the carrying value is used.
(3) Investment leases
Because the fair value of investment leases is nearly identical to the carrying value, the carrying value is used.
(4) Investment securities
Fair value of investment securities is based on the market value on the securities exchanges.
Fair value of lease deposits and guarantee deposits is estimated by discounting their future cash flow to present value by an interest rate based on that of government bonds or other relevant reference rate.
Liabilities
(1)  Notes payable – trade, (2) short-term loans payable and (4) income taxes payable
Because these items are settled in a short period and the fair value is nearly identical to the carrying value, the carrying value is used

(3) Current portion of long-term loans payable and (5) long-term loans payable
Because these loans are payable at variable interest rates, which reflect market short-term interest rates, and it is considered that the fair value is nearly identical to the carrying value, the carrying value is used.
(6) Lease obligations
Because the fair value of lease obligations is nearly identical to the carrying value, the carrying value is used.
Derivatives transactions
①　Those to which hedge accounting does not apply:  N/A
②　Those to which hedge accounting does  apply: The contract amount or the amount equivalent to the principal stated in the contract, etc., for each method of hedge accounting on the consolidated balance sheet date are as follows.

(Unit: Millions of yen)
Method of hedge accounting	Type of derivative	Primary hedged items	Contract amount, etc.	Contract amount, etc.	Fair value
				More than one year
Fundamental treatment method	Forward exchange contracts Long US dollars	Accounts payable – trade	2,593	－	10
Note:  Method of calculating fair value:  Fair value is estimated using prices offered by relationship financial institutions.
  Note 2:  Financial instruments for which fair value is very considered very difficult to determine
(Unit: Millions of yen)
Instrument	Balance sheet carrying amount
Unlisted stocks	1,051
Other	590
　Because there is no market price for these items and it is considered very difficult to determine their fair value, they are not included in “(4) Investment securities.”

(Notes on Per Share Information)

1. Net assets per share	1,154. 75 yen
2. Net income per share	65.63 yen

Because Company stock held by the ESOP Trust (1,284,000 shares as of the subject consolidated balance sheet date) are treated as treasury shares in the financial statements, they are not included in the calculation of the number of shares outstanding on the subject consolidated balance sheet date or in the calculation of the average number of shares outstanding during the subject consolidated fiscal year.
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Note: Amounts rounded down to nearest million yen.

Balance Sheet
(as of February 28, 2015)
(millions of yen)
Item	Amount	Item	Amount
Assets		Liabilities
Current assets	86,174	Current liabilities	80,021
Cash and deposits	527	Accounts payable – trade	56,712
Accounts receivable – trade	32,767	Current portion of long-term loans payable	21,109
Merchandise	5,385	Unpaid expenses	1,732
Advance payments – trade	53	Accrued expenses	2
Prepaid expenses	143	Income taxes payable	64
Short-term loans receivable	44,959	Deferred tax liabilities	3
Income tax refund receivable	1,178	Advances received	339
Other	1,157	Other	57
Noncurrent assets	176,201	Noncurrent liabilities	39,917
Property, plant and equipment	771	Long-term loans payable	39,908
Buildings	66	Other	8
Tools, furniture and fixtures	192	Total liabilities	119,938

Construction in progress	512	Net assets
Intangible assets	2,099	Shareholders’ equity	142,430
Trademarks	12	Capital stock	10,000
Software	2,087	Capital surplus	118,787
Other	0	Capital reserve	118,787
Investments and other assets	173,330	Retained earnings	16,033
Investment securities	29	Other retained earnings	16,033
Stock of affiliated companies	133,270	Retained earnings carried forward	16,033
Long-term loans to affiliated companies	39,908	Treasury stock	(2,390)
Long-term prepaid expenses	21	Valuation and translation adjustments	6
Lease deposits	93	Deferred gains or losses on hedges	6
Other	7	Total net assets	142,436
Total assets	262,375	Total liabilities and net assets	262,375

Statement of Income

(From March 1, 2014 to February 28, 2015)
(millions of yen)
Item	Amount
Operating revenue
Merchandise sales		34,202
Cost of merchandise sales		31,330
Gross profit		2,871
Dividends received		6,083
Management administration fees		4,684
Other		3
Operating gross profit		13,642
Selling, general and administrative expenses		7,531
Operating income		6,111
Non-operating income
Interest income	268
Commissions earned	104
Foreign exchange gains	250
Other	41	664
Non-operating expenses
Interest expenses	269
Commissions paid	114
Other	4	389
Ordinary income		6,387
Income before taxes		6,387
Income taxes		139
Net income		6,248

Consolidated Statement of Changes in Shareholders’ Equity
(From March 1, 2014 to February 28, 2015)
(millions of yen)

	Shareholders’ Equity					Valuation and translation adjustments		Total net assets
	Capital stock			Treasury stock	Total share- holders’ equity	Deferred gains and losses on hedges	Total valuation and translation adjustments

Balance at February 28, 2014	10,000	118,787	12,551	(646)	140,691	(7)	(7)	140,683
Changes during the fiscal year
Dividends from surplus			(2,765)		(2,765)			(2,765)
Net income			6,248		6,248			6,248
Purchase of treasury stock				(1,866)	(1,866)			(1,866)
Disposal of treasury stock				122	122			122
Net changes of items other than shareholders’ equity						14	14	14
Total changes during the fiscal year	–	–	3,482	(1,744)	1,738	14	14	1,752
Balance at February 28, 2015	10,000	118,787	16,033	(2,390)	142,430	6	6	142,436

(Summary of Significant Accounting Policies)
1. Valuation standards and methods for assets
(1) Securities
① Shares of subsidiaries and affiliated companies are stated at cost using the moving average method.
② Other securities
Securities that do not have a fair market value are stated at cost using the moving average method.
(2) Inventory
Merchandise is recorded at cost using the identified cost method (Carrying values on the balance sheet are reduced to reflect declines in profitability.)
(3) Derivatives
Derivatives are stated using the mark-to-market method.
2. Depreciation and amortization of noncurrent assets
(1) Tangible noncurrent assets	The declining balance method is used. However, the straight line method is used for buildings (excluding annexed structures) acquired since April 1, 1998. Primary service lives are as follows.
Buildings	3 – 22 years
Tools, furniture and fixtures	3 – 22 years
(2) Intangible noncurrent assets	The straight line method is used. For the software it uses the Company has adopted the straight line method based on an estimated in-house working life of 5 years.
(3) Long-term prepaid expenses	The straight line method is used.
3. Standards for Reserves
Reserve for doubtful accounts
In anticipation of uncollectible accounts receivable, the Company provides reserves for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts, and for certain specific doubtful accounts receivable, based on estimates of uncollectible amount pursuant to analysis of the individual receivables.

4. Translation of assets and liabilities denominated in foreign currencies into Japanese yen
Foreign currency denominated monetary assets and liabilities are translated into Japanese yen based on the spot exchange rate on the consolidated balance sheet date and translation gains and losses are treated as profit and loss.

5.  Principal hedge accounting methods
(1) Hedge accounting methods
The deferred hedge method is used.
(2) Hedging methods and hedging targets
The hedging method is forward exchange contracts.
The hedging target is accounts payable – trade.
(3) Hedging policy
In order to mitigate foreign exchange volatility risk, the Company enters into hedging transaction only within the limit of the actual foreign currency transaction.
(4)  Method for evaluating the effectiveness of hedges
The effectiveness is judged based on making a comparison of the aggregate price fluctuations of the hedged items and the aggregate value fluctuations of the hedging instruments for the period from the start of the hedge to the time of the evaluation of the effectiveness and assessing the amount of fluctuation, etc., of each.

6.  Consumption tax
 Consumption tax is excluded from income and expense.

(Additional Information)
Based on a resolution of a Board of Directors meeting held on September 30, 2010, in order to further encourage business performance aiming for enhancement of results by heightening the awareness of Group employees of results and share price and with the objective of increasing medium- to long-term enterprise value, the Company has introduced an employee incentive plan, an Employee Stock Ownership Plan (ESOP) trust (ESOP Trust).
Under this plan, the ESOP Trust established in order to transfer Company stock to the DCM Holdings Employees Shareholding Association (the Company Shareholding Association) will purchase in advance the number of shares of the Company’s stock that the Company Shareholding Association is projected to purchase over the next 5 years and will then on the prescribed day every month sell shares to the Company Shareholding Association.
From the perspective that the Company guarantees the liabilities of the trust account and in light of the actual economic aspects of the plan, the accounting treatment for the purchase and disposition of the shares is based on the premise of the Company and the trust account being one and the same entity.
Accordingly the Company’s shares owned by the trust account and the assets, liabilities expenses and earnings of the trust account are included in the Consolidated Balance Sheet, Consolidated Statement of Income and Consolidated Statement of Changes in Shareholders’ Equity and the shares of the Company owned by the ESOP Trust are treated as treasury shares on the Consolidated Balance Sheet.
The number of treasury shares as of the current consolidated balance sheet date is shown below.

Treasury shares	3,787,006
Held by the Company	2,502,906
Held by the trust account	1,284,100

(Notes to Balance Sheet)
1. Accumulated depreciation of tangible noncurrent assets	993 million yen
2. Receivables from affiliated companies and payables to affiliated companies
Short-term receivables	77,728 million yen
Short-term payables	280 million yen
3. Long-term payables to directors and company auditors	8 million yen

(Notes to the Statement of Income)
Transactions with affiliated companies
Amount of operating transactions
Merchandise sales	33,715 million yen
Dividends received	6,083 million yen
Management and administrative fees	4,685 million yen
Amount of non-operating transactions
Interest income	267 million yen
Commissions earned	104 million yen

(Notes to Statement of Changes in Shareholders’ Equity)
Types and number of treasury stock
	No. of shares at start of fiscal year	Increase during the fiscal year	Decrease during the fiscal year	No. of shares at end of fiscal year
Treasury stock
Common shares Notes 1,2,3	1,585,000	2,502,000	300,000	3,787,000
Total	1,585,000	2,502,000	300,000	3,787,000

Notes:
1.
The increase of 2,502,000 common shares of treasury shares was the result of the acquisition of 2,500,000 shares pursuant to a resolution of the Board of Directors and of the purchase of 2,000 less than one unit shares.

2.	The decrease of 300,000 common shares of treasury shares was the result of the transfer of 300,000 shares from the ESOP Trust to the Company Shareholding Association.
3.	The number of treasury shares includes the 1,284,000 shares held by the ESOP Trust as of the balance sheet date of the consolidated fiscal year under discussion.

(Notes on Related Party Transactions

Attribute	Name of company, etc.	Address	Capital or contribution (million yen)	Business type	Voting rights, etc. held (%)	Relationship with the party		Description of transactions	Transaction amount (million yen	Account item	Ending balance (million yen)
Subsidiary	Kahma Co., Ltd.	Kariya, Aichi Pref.	6,001	Home center business	100.0%	Concurrent posting of officers	Merchandise sales ・ Mgmt. administration and loans	Merchandise sales (※1)	84,370	Accounts receivable – trade	12,196
								Mgmt. admin. fees received (※2)	1,431	－	－
								Loans (※3) (※4)	26,000	Short-term loans receivable	13,661
										Long-term loans to affiliated companies	14,615
								Interest received (※4)	88	Other	0
								Commissions received (※5)	33	－	－
Subsidiary	Daiki Co., Ltd.	Matsuyama, Ehime Pref.	7,058	Home center business	100.0%	Concurrent posting of officers	Merchandise sales ・ Mgmt. administration and loans	Merchandise sales (※1)	60,060	Accounts receivable – trade	7,345
								Mgmt. admin. fees received (※2)	1,165	－	－
								Loans (※3) (※4)	19,500	Short-term loans receivable	13,104
										Long-term loans to affiliated companies	8,982
								Interest received (※4)	65	Other	0
								Commissions received (※5)	27	－	－
Subsidiary	Homac Corp.	Sapporo, Hokkaido	10,981	Home center business	100.0%	Concurrent posting of officers	Merchandise sales ・ Mgmt. administration and loans	Merchandise sales (※1)	117,490	Accounts receivable – trade	13,183
								Mgmt. admin. fees received (※2)	2,087	－	－
								Loans (※3) (※4)	29,500	Short-term loans receivable	18,103
										Long-term loans to affiliated companies	16,310
								Interest received (※4)	112	Other	0
								Commissions received (※5)	42	－	－

Notes:
1.             The transaction amounts do not include consumption tax, but the ending balances do.
2.             Transaction terms and policy for determining transaction terms
※1
The sale prices for merchandise sales to Kahma Co., Ltd., Daiki Co., Ltd. and Homac Corp. are set in accordance with the basic agreements, etc., covering merchandise sales. The transaction amount is the gross amount. In the Statement of Income the gross amount or the net amount is stated depending on the transactions terms.

※2	The management administration fees for Kahma Co., Ltd., Daiki Co., Ltd. and Homac Corp. are set by the Company taking into account the actual costs of administration expenses, etc.

※3
The loans to Kahma Co., Ltd., Daiki Co., Ltd. and Homac Corp. include those for the management of short-term funds within the consolidated group and those for long-term lending to those companies for investment in property plant and equipment. The transaction amounts are the simple total of the amounts drawn down during the fiscal year. The loan interest rates are reasonably determined based on market rates.

※4
The balances of long-term loans to Kahma Co., Ltd., Daiki Co., Ltd. and Homac Corp. represent loans to those companies for investment in property, plant and equipment. The balances of short-term loans include the portion of long-term loans due within one year. The loan interest rates are reasonably determined based on market rates.

※5
Long-term loans to Kahma Co., Ltd., Daiki Co., Ltd. and Homac Corp. include charges for the actual amount of fees payable to financial institutions for a syndicated financing undertaken by the Company.

(Notes relating to deferred tax accounting)

1. Breakdown of major causes for deferred tax assets and deferred tax liabilities
Deferred tax assets
Unpaid enterprise taxes etc.	7 million yen
Other	5 million yen
Deferred tax asset subtotal	13 million yen
Valuation reserve	-13 million yen
Deferred tax asset total	0 yen

Deferred tax liabilities
Deferred hedge losses	3 million yen
Deferred tax liabilities subtotal	3 million yen
Net deferred tax liabilities	3 million yen

2. Major items that were causes of the difference between the statutory effective tax rate and the corporate tax rate after accounting for deferred tax assets and liabilities
Breakdown
Statutory effective rate:	38.01%
(adjustment)
Entertainment expenses and other items that will never be included in deductions	0.6%
Dividends received and other items that will never be included in profits
-36.2%
Other	-0.2%
Corporate tax rate after accounting for deferred tax assets	2.2%

(Notes regarding per-share information)
1. Net assets per share:	1,047.16 yen
2. Net profit per share:	45.49 yen
Because company shares owned by the ESOP Trust (as of the end of the business year under review, 1,284,000 shares) are treated as treasury shares in the financial statements, the number of common shares as of the end of the business year under review and the average number of shares during the term are calculated excluding this figure).

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Note: Amounts rounded down to nearest million yen.

Financial Auditors’ Report concerning Consolidated Financial Statements
Independent Auditors’ Report

To:	Board of Directors		April 7, 2015
DCM Holdings K.K.

Deloitte Tohmatsu LLC

	Designated Audit Partner	CPA	Yoshiyuki Higuchi	•
	Designated Audit Partner	CPA	Kazunari Todoroki	•

We have audited the consolidated financial statements comprising the consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets of DCM Holdings K.K. for the consolidated fiscal year from March 1, 2014 to February 28, 2015, and other material matters and notes on which the preparation of consolidated financial statements will be based, in accordance with Article 444, Paragraph 4 of the Companies Act.

Responsibilities of Management for the Consolidated Financial Statements
The responsibility of management is to prepare and appropriately present consolidated financial statements in accordance with auditing standards generally accepted in Japan. This includes the establishment and operation of an internal control system that management determines necessary to appropriately prepare consolidated financial statement free of any material misstatements through impropriety or errors.

Responsibilities of Auditors
Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditors. We conducted our audit in accordance with auditing standards generally accepted in Japan. To obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, those auditing standards require us to prepare an audit plan and perform an audit based on such audit plan.

In the audit, procedures are performed to obtain audit evidence on amounts and disclosure of the financial statements and supplementary schedules. Audit procedures are selected and applied pursuant to our determination based on an assessment of the risk of any material misstatement in the financial statements and supplementary schedules through impropriety or errors. The purpose of the audit is not to express an opinion on the effectiveness of internal control, but when we assess risk, in order to formulate audit procedures that are appropriate for the situation, we evaluate internal control that relates to the preparation and proper presentation of financial statements and supplementary schedules. Further, an audit includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the financial statements and supplementary schedules.
We believe that we obtained sufficient and appropriate audit evidence that is a reasonable basis for our opinion.

Audit Opinion
In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of for the period for which the financial statements and supplementary schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Conflict of Interest
Our firm and its executive officers have no interests in DCM Holdings K.K. which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.
End

Financial Auditors’ Report concerning Financial Statements
Independent Auditors’ Report

To:	Board of Directors		April 7, 2015
DCM Holdings K.K.

Deloitte Tohmatsu LLC

	Designated Audit Partner	CPA	Yoshiyuki Higuchi	•
	Designated Audit Partner	CPA	Kazunari Todoroki	•

We have audited the consolidated financial statements comprising the consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets of DCM Holdings K.K. for the consolidated fiscal year from March 1, 2014 to February 28, 2015, and other material matters and notes on which the preparation of consolidated financial statements will be based, in accordance with Article 444, Paragraph 4 of the Companies Act.

Responsibilities of Management for the Consolidated Financial Statements
The responsibility of management is to prepare and appropriately present consolidated financial statements in accordance with auditing standards generally accepted in Japan. This includes the establishment and operation of an internal control system that management determines necessary to appropriately prepare consolidated financial statement free of any material misstatements through impropriety or errors.

Responsibilities of Auditors
Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditors. We conducted our audit in accordance with auditing standards generally accepted in Japan. To obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, those auditing standards require us to prepare an audit plan and perform an audit based on such audit plan.

In the audit, procedures are performed to obtain audit evidence on amounts and disclosure of the consolidated financial statements. Audit procedures are selected and applied pursuant to our determination based on an assessment of the risk of any material misstatement in the consolidated financial statements through impropriety or errors. The purpose of the audit is not to express an opinion on the effectiveness of internal control, but when we assess risk, in order to formulate audit procedures that are appropriate for the situation, we evaluate internal control that relates to the preparation and proper presentation of consolidated financial statements. Further, an audit includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that we obtained sufficient and appropriate audit evidence that is a reasonable basis for our opinion.

Audit Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of DCM Holdings K.K. and group companies including its consolidated subsidiaries for the period for which the consolidated financial statements were prepared, in conformity with accounting principles generally accepted in Japan.

Conflict of Interest
Our firm and its executive officers have no interests in DCM Holdings K.K. which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.
End

Audit Report of the Board of Corporate Auditors
Audit Report

The Board of the Corporate Auditors prepared and reported the following audit report with regard to the execution of the duties of Directors of the Company for the 9th fiscal year from March 1, 2014, to February 28, 2015, following deliberation at the Board of the Corporate Auditors on the basis of audit reports prepared by the Corporate Auditors.

1. Method and Substance of the Audits by the Corporate Auditors and Board of Corporate Auditors
The Board of Corporate Auditors stipulated audit policy and formulated an audit plan, received reports from Corporate Auditors regarding the progress and results of the audits they were undertaking, and received reports from directors and employees and the financial auditor, and where necessary sought explanation.

In conformance with the audit standards of the Corporate Auditors as stipulated by the Corporate Auditors, and in accordance with the audit policy and according to work allocation etc., the Corporate Auditors communicated with Directors, the internal control department, the internal audit department, other employees and any other relevant persons, making effort to optimize the environment for information collection and audit; the Corporate Auditors also attended Board of Director meetings and other important meetings, received reports from the Directors, employees and others concerning the execution of duties, and when necessary requested clarifications. The Corporate Auditors also reviewed important decision-making documents, and investigated the status of operations and assets. In addition, the Board of Corporate Auditors received regular reports from Directors, employees and others regarding the structure for ensuring that the execution of the duties of the Directors conforms to the relevant laws and regulations and the Articles of Incorporation, and other structures stipulated in Article 100, Item 1 and Item 3 of the Enforcement Regulations of the Companies Act as measures necessary for ensuring that a kabushiki kaisha’s operations are proper, as well as the structures (internal control system) organized pursuant to such resolutions, and where necessary the Board of Corporate Auditors requested clarification and expressed opinions. Regarding the internal control system for financial reporting, the Board of Corporate Auditors received reports from Directors etc. and independent auditors regarding evaluation of the internal control system and audit progress, and where necessary requested explanations. For subsidiaries of the Company, the Board of Corporate Auditors endeavored to communicate and exchange information with, among others, the directors and corporate auditors of the subsidiaries and, where necessary, received business reports from the subsidiaries. In accordance with these methods, Board of Corporate Auditors examined the business reports and supplementary schedules for the fiscal year under review.

Further, in order to determine whether or not the financial auditors maintained independence and conducted a proper audit, the Board of Corporate Auditors received reports from the financial auditors on the status of the performance of duties and, where necessary, asked for clarifications. In addition, the Board of Corporate Auditors received notice from the financial auditors that the system for ensuring that duties are executed properly (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the Quality Control Standards Regarding Audits (Business Accounting Council, October 28, 2005), and sought clarifications as necessary. In accordance with the above methods, the Corporate Auditors examined the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to the financial statements) and their supplementary schedules and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to consolidated financial statements) for the fiscal year under review.

2. Results of audit (1) Results of audit of business reports and other documents
1.	We confirm that the business report and supplementary schedules accurately represent the position of the Company in accordance with laws and regulations and the Articles of Incorporation.
2.	We have not found any improper conduct or any material evidence of violations of the law or the Articles of Incorporation in relation to the execution of duties by the directors.
3.	We confirm that the resolutions adopted by the Board of Directors with respect to internal control systems are reasonable. In addition, we have not found any matters that should be noted regarding the execution of duties by directors in relation to the internal control system.
(2) Results of audit of financial statements and supplementary schedules
We confirm that the methods used by Deloitte Touche Tohmatsu LLC, financial auditors of the Company, for this audit and the results thereof are reasonable.
(3) Results of audit of consolidated financial statements
We confirm that the methods used by Deloitte Touche Tohmatsu LLC, financial auditors of the Company, for this audit and the results thereof are reasonable.

April 9, 2015

Board of Corporate Auditors DCM Holdings Co., Inc.

	Fulltime Corporate Auditor	Kohei Endo	•
	External auditor	Yoshihiro Maki	•
	External auditor	Masaaki Kondo	•
	External auditor	Masamichi Kondo	•

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